This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, lawyer or other advisor.

                              DT ACQUISITION INC.
                              OFFERS TO PURCHASE

                     all of the outstanding Common Shares
             and all of the outstanding First Preferred Shares of

                             DOMINION TEXTILE INC.
                     for Cdn. $11.75 cash per Common Share
                and Cdn. $109.50 cash per First Preferred Share

     The offer to purchase (the "Common Share Offer") common shares, together with associated "Rights" (as defined below), (collectively, the "Common Shares") of Dominion Textile Inc. ("Dominion Textile") and the offer to purchase (the "Preferred Share Offer") first preferred shares (the "First Preferred Shares") of Dominion Textile made by DT Acquisition Inc. (the "Offeror") is open for acceptance until 4:00 pm (Toronto time) on November 20, 1997 (the "Expiry Time"), unless withdrawn or extended. The Common Share Offer and the Preferred Share Offer are collectively referred to as the "Offers".

     The Offeror is owned as to 60% by Polymer Group, Inc. ("Polymer") and as to 40% by The InterTech Group, Inc. ("ITG"). The Offeror, together with persons acting jointly or in concert with the Offeror, owns 5,955,000 Common Shares or approximately 14.5% of the outstanding Common Shares. The Offers are conditional upon, among other conditions, (i) at least that number of Common Shares (on fully diluted basis) and First Preferred Shares (collectively, the "Shares") being validly deposited under each Offer and not withdrawn which represents 90% of each such class but excluding Shares of the particular class held as of the date hereof by or on behalf of the Offeror, its affiliates and associates (as those terms are defined in the CBCA) and (ii) the redemption of all Rights or waiver of the application of the "Rights Plan" (as defined below) to the Common Share Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction. These and the other conditions to the Offers are described in Section 4 of the Offers, "Conditions of the Offers".

     Holders of Common Shares who wish to accept the Common Share Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) and holders of First Preferred Shares who wish to accept the Preferred Share Offer must properly complete and execute the accompanying Letter of Transmittal (printed on green paper) or, in each case, a manually signed facsimile thereof and deposit the relevant Letter of Transmittal, together with certificates representing their Shares, in accordance with the instructions in the relevant Letter of Transmittal at any of the offices of the Depositary specified in such Letter of Transmittal, so as to arrive there not later than the Expiry Time. Alternatively, Shareholders tendering Common Shares may follow the procedure for guaranteed delivery set forth under Section 3 of the Offers, "Manner of Acceptance - Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on yellow paper).

     Questions and requests for assistance may be directed to CIBC Wood Gundy Securities Inc. (the "Canadian Dealer Manager"), Chase Securities Inc. (the "U.S. Dealer Manager") or Montreal Trust Company of Canada (the "Depositary") and additional copies of this document, the Letters of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document.

     If your Shares are registered in the name of a nominee, you should contact your broker, investment dealer, bank, trust company or other nominee for assistance.

     Members of the Soliciting Dealer Group will be paid the fees described in
Section 20 of the Circular, "Dealer Managers and Soliciting Dealer Group".

                        ------------------------------
                      The Dealer Managers for the Offers:

CIBC WOOD GUNDY SECURITIES INC.                CHASE SECURITIES, INC.
         in Canada                              in the United States


October 29, 1997

     The Offers are made for the securities of a Canadian issuer and while the Offers are subject to Canadian disclosure requirements, investors should be aware that those requirements are different from those of the United States. Financial statements included herein regarding Dominion Textile, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

     The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated and located in Canada, that some or all of its officers and directors are residents of Canada, that the Canadian Dealer Manager is a resident of Canada, and that all or a substantial portion of the assets of the Offeror and said persons are located outside the United States.

     You should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Dominion Textile's securities subject to the Offers, or of Dominion Textile's related securities, during the period of the Offers, as permitted by applicable Canadian laws, provincial laws or regulations.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole judgment, take such action as it may deem necessary to extend either of the Offers to Shareholders in such jurisdiction.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS................................................................   4
SUMMARY....................................................................   7
OFFERS.....................................................................  10
   1. The Offers...........................................................  10
   2. Time For Acceptance..................................................  10
   3. Manner of Acceptance.................................................  10
   4. Conditions of the Offers.............................................  13
   5. Extension and Variation of the Offers................................  16
   6. Payment for Deposited Shares.........................................  16
   7. Return of Shares.....................................................  17
   8. Withdrawal of Deposited Shares.......................................  17
   9. Changes in Capitalization, Distributions and Liens...................  18
  10. Notices and Delivery.................................................  19
  11. Acquisition of Shares Not Deposited..................................  19
  12. Mail Service Interruption............................................  20
  13. Market Purchases.....................................................  20
  14. Other Terms of the Offers............................................  21
CIRCULAR...................................................................  22
   1. The Offeror, Polymer, ITG and GLI....................................  22
   2. Dominion Textile.....................................................  23
   3. Background to the Offers.............................................  23
   4. Purpose of the Offers and the Offeror's Plans for Dominion Textile...  25
   5. Purchase Agreement...................................................  26
   6. Effect of the Offers on Outstanding Indebtedness of Dominion Textile.  26
   7. Holdings of Securities of Dominion Textile...........................  27
   8. Trading in Securities of Dominion Textile............................  28
   9. Commitments to Acquire Securities....................................  28
  10. Source of Funds......................................................  28
  11. Price Range and Trading Volume of Shares.............................  30
  12. Effect of the Offers on Market and Listings..........................  30
  13. Acquisition of Shares Not Deposited Under the Offers.................  31
  14. Regulatory Matters...................................................  33
  15. Material Changes and Other Information...............................  35
  16. Agreements, Arrangements or Understandings...........................  35
  17. Previous Distributions...............................................  35
  18. Dividend Record of Dominion Textile..................................  36
  19. Depositary...........................................................  36
  20. Dealer Managers and Soliciting Dealer Group..........................  36
  21. Rights Plan..........................................................  37
  22. Canadian Federal Income Tax Considerations...........................  38
  23. Acceptance of the Offers.............................................  40
  24. Statutory Rights.....................................................  41
  25. Consents.............................................................  41

                                  DEFINITIONS

     In the Offers and the Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below.

"affiliate has the meaning ascribed thereto in the Securities Act (Ontario), as amended.

"Antitrust Division" means the Antitrust Division of the United States Department of Justice.

"Apparel Fabric Business" means the apparel fabrics textile group businesses of Dominion Textile conducted primarily through the Swift Textiles Canada division of Dominion Textile, six direct or indirect wholly-owned subsidiaries of Dominion Textile (being Dominion Textile (U.S.A.) Inc., a Delaware corporation, Swift Textiles, Inc., a Delaware corporation, Dominion Textile (Asia) Pte.
Ltd., a company organized under the laws of Singapore, Swift Textiles (Far East) Ltd., a company organized under the laws of Hong Kong, Dominion Textile International B.V., a company organized under the laws of the Netherlands, and Klopman International S.r.L., a company organized under the laws of Italy) and Swift Textiles Europe Ltd., a company organized under the laws of the Republic of Ireland.

"associate" has the meaning ascribed thereto in the Securities Act (Ontario), as amended.

"Canadian Dealer Manager" means CIBC Wood Gundy Securities Inc.

"CBCA" means the Canada Business Corporations Act, as amended.

"Circular" means the take-over bid circular accompanying and forming part of the Offers.

"Common Shares" means collectively all of the issued and outstanding common shares in the capital of Dominion Textile, as currently constituted, and all common shares issued prior to the Expiry Time upon the exercise of currently outstanding options and rights (other than the Rights) to purchase Common Shares and includes, as part of each Common Share, the Right attached thereto pursuant to the Rights Plan.

"Common Share Offer" means the offer made hereby to Shareholders to purchase all of the issued and outstanding Common Shares.

"Compulsory Acquisition" has the meaning ascribed thereto in Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers - Compulsory Acquisition".

"Dealer Managers" means the Canadian Dealer Manager and the U.S. Dealer Manager.

"Depositary" means Montreal Trust Company of Canada.

"Dominion Textile" means Dominion Textile Inc., a company continued under the laws of Canada.

"Eligible Institution" means a Schedule I Canadian chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada, or a member firm of the Securities Transfer Agent Medallion Program.

"Expiry Date" means, in respect of each Offer, November 20, 1997, or such later date or dates as may be fixed by the Offeror from time to time in respect of either such Offer pursuant to Section 5 of the Offers, "Extension and Variation of the Offers".

"Expiry Time" means, in respect of each Offer, 4:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time in respect of either such Offer pursuant to Section 5 of the Offers, "Extension and Variation of the Offers".

"First Preferred Shares" means collectively all of the issued and outstanding first preferred shares in the capital of Dominion Textile, as currently constituted.

"FTC" means the United States Federal Trade Commission.

"fully diluted basis" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding assuming that all outstanding options and rights to purchase Common Shares (other than the Rights) are exercised.

"GLI" means Galey & Lord, Inc., a corporation incorporated under the laws of Delaware.

"going private transaction" has the meaning ascribed thereto in Policy 9.1 and Policy Q-27.

"HSR Act" has the meaning ascribed thereto in Section 14 of the Circular, "Regulatory Matters".

"ITG" means The InterTech Group, Inc., a corporation incorporated under the laws of South Carolina.

"Letter or Transmittal" means, in the case of the Common Share Offer, the letter of transmittal printed on blue paper and, in the case of the Preferred Share Offer, the letter of transmittal printed on green paper, in each case in the form accompanying the Offers and the Circular and "Letters of Transmittal" means, collectively, the Letter of Transmittal for the Common Share Offer and the Letter of Transmittal for the Preferred Share Offer.

"ME" means the Montreal Exchange.

"Nonwovens Business" means the nonwoven textile group businesses of Dominion Textile conducted primarily through the Dominion Industrial Fabrics Company division ("DIFCO") of Dominion Textile, two indirect, wholly-owned subsidiaries of Dominion Textile (being Poly-Bond Inc., a Delaware corporation, and Nordlys S.A., a company organized under the laws of the Republic of France) and the Dominion Nonwoven (South America) Argentinean joint venture.

"Notes" means, collectively, the 2003 Notes and the 2006 Notes (as each are defined in Section 6 of the Circular, "Effect of the Offers on Outstanding Indebtedness of Dominion Textile").

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery (printed on yellow paper) in the form accompanying the Common Share Offer and the Circular.

"Offers" means the Common Share Offer and the Preferred Share Offer and "Offer" means either the Common Share Offer or the Preferred Share Offer, as the case may be.

"Offer Period" means, in respect of each Offer, the period commencing on the date hereof and ending at the Expiry Time of such Offer.

"Offeror" means DT Acquisition Inc., a corporation incorporated under the CBCA.

"OSC" means the Ontario Securities Commission.

"Permitted Bid" has the meaning ascribed thereto in Section 21 of the Circular, "Rights Plan".

"Policy 9.1" means OSC Policy Statement No. 9.1, as amended.

"Policy Q-27" means Policy Q-27 of the QSC, as amended.

"Polymer" means Polymer Group, Inc., a corporation incorporated under the laws of Delaware.

"Preferred Share Offer" means the offer made hereby to Shareholders to purchase all of the issued and outstanding First Preferred Shares.

"Purchase Agreement" means the purchase agreement dated October 27, 1997 entered into among Polymer, the Offeror and GLI with respect to the Purchase Agreement Transaction.

"Purchase Agreement Transaction" means the acquisition by GLI of the Apparel Fabric Business (including its proportionate liabilities) and the acquisition by Polymer of the Nonwovens Business (including its proportionate liabilities), such transaction or transactions to be carried out following the acquisition by the Offeror of all of the outstanding Common Shares as contemplated by the Purchase Agreement.

"QSC" means the Commission des valeurs mobilieres du Quebec.

"Rights" means the rights issued pursuant to the Rights Plan.

"Rights Plan" means the rights agreement adopted by the board of directors of Dominion Textile on August 9, 1989 and confirmed by Shareholders on October 25, 1989.

"Shareholders" means, collectively, the holders of Common Shares and the holders of First Preferred Shares, from time to time.

"Shares" means, in respect of the Common Share Offer, the Common Shares, in respect of the Preferred Share Offer, the First Preferred Shares, and, collectively, in respect of the Offers, the Common Shares and the First Preferred Shares and "Share" means a Common Share or a First Preferred Share, as the case may be.

"Soliciting Dealer" has the meaning ascribed thereto in Section 20 of the Circular, "Dealer Managers and Soliciting Dealer Group".

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers - Subsequent Acquisition Transaction".

"subsidiary" has the meaning ascribed thereto in the Securities Act (Ontario), as amended.

"Tax Act" means the Income Tax Act (Canada), as amended.

"TSE" means The Toronto Stock Exchange.

"U.S. Dealer Manager" means Chase Securities Inc.

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offers and the Circular. Shareholders are urged to read the Offers and the Circular in their entirety.

The information concerning Dominion Textile contained in the Offers and Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources at the time of the Offers, unless otherwise indicated. All currency amounts expressed herein unless otherwise indicated. All currency amounts expressed herein unless otherwise indicated are expressed in Canadian dollars.

                                    SUMMARY

The Offers

     The Common Share Offer is made by the Offeror for all of the issued and outstanding Common Shares, together with associated Rights, at a price of $11.75 cash per Common Share and the Preferred Share Offer is made by the Offeror for all of the issued and outstanding First Preferred Shares at a price of $109.50 cash per First Preferred Share.

Time for Acceptance

     The Offers are open for acceptance until 4:00 p.m. (Toronto time) on November 20, 1997 or such later time and date to which either Offer may be extended, unless withdrawn by the Offeror.

Conditions of the Offers

     The Offeror reserves the right to withdraw or terminate the Offers and not take up and pay for any Shares deposited under either Offer unless the conditions described in Section 4 of the Offers, "Conditions of the Offers", are satisfied or waived by the Offeror prior to the Expiry Time. Those conditions include, without limitation, (i) the valid deposit of not less than 90% of the Common Shares, calculated on a fully diluted basis, excluding Common Shares held as of the date hereof by or on behalf of the Offeror, its affiliates and associates (as those terms are defined in the CBCA), which shares shall not have been withdrawn at the Expiry Time, (ii) the valid deposit of not less than 90% of the First Preferred Shares, which shares shall not have been withdrawn at the Expiry Time; and (iii) the Board of Directors of Dominion Textile having redeemed all outstanding Rights or having waived the application of the Rights Plan to the purchase of Common Shares by the Offeror under the Common Share Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction or the Offeror otherwise being satisfied that the Rights Plan does not affect the Common Share Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction. See Section 4 of the Offers, "Conditions of the Offers".

The Offeror, Polymer, ITG and GLI

     The Offeror has been incorporated and organized solely for the purpose of making the Offers and has not otherwise carried on any material business or activity. The outstanding common shares of the Offeror are owned as to 60% by Polymer and as to 40% by ITG. The Offeror, together with persons acting jointly or in concert with it, owns 5,955,000 Common Shares or approximately 14.5% of the outstanding Common Shares. See Section 1 of the Circular, "The Offeror, Polymer, ITG and GLI".

     Polymer is a leading world-wide manufacturer and marketer of a broad range of nonwoven and woven polyolefin products. Polymer's principal lines of business include medical, reusable wiping, hygiene, and industrial and speciality products. Polymer believes that it is the fourth largest producer of nonwovens in the world and that it employs the most extensive range of nonwoven technologies of any nonwovens producer, which allows it to supply products tailored to customers' needs at a competitive cost. Polymer had net sales of approximately U.S. $521 million, and consolidated assets of U.S. $708 million, as at December 28, 1996. The common stock of Polymer is listed on the New York Stock Exchange under the trading symbol "PGH".

     ITG is a private holding company specializing in polymer, fiber and elastomeric composites and fabrications. ITG owns approximately 12.0% of the common stock of Polymer.

     The Offeror, Polymer and GLI have entered into the Purchase Agreement pursuant to which GLI has agreed with the Offeror and Polymer to purchase the Apparel Fabric Business following the acquisition by the Offeror of all of the outstanding Common Shares. See Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and Section 5 of the Circular, "Purchase Agreement".

     GLI is a leading developer, manufacturer and marketer of high quality woven cotton and cotton blended apparel fabrics. GLI supplies fabrics to manufacturers of sportswear for use in the production of men's, women's and children's pants and shorts and to manufacturers of commercial uniforms. GLI had net sales of approximately U.S. $493 million and consolidated assets of U.S. $197 million as at September 27, 1997. The common stock of GLI is listed on the New York Stock Exchange under the trading symbol "GNL".


Dominion Textile

     Dominion Textile is a manufacturer and supplier of textile and textile related products with leading positions in selected markets and global manufacturing capabilities. Dominion Textile is the world's largest manufacturer of high-end denim fabrics. It is also a supplier to the U.S. disposable diaper market and has significant non-woven, spunbond multidenier production capacity. Dominion Textile operates manufacturing plants in five countries, including the United States, Canada and three European countries.


Purpose of the Offers

     The purpose of the Offers is to enable the Offeror to acquire, directly or indirectly, (i) all of the Common Shares that are not currently owned by the Offeror, (ii) all of the First Preferred Shares, and (iii) to complete the transactions described in Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and in Section 5 of the Circular, "Purchase Agreement".


Manner of Acceptance

     A Shareholder wishing to accept an Offer must deposit his or her Share certificate(s) together with a properly completed Letter of Transmittal (printed on blue paper in respect of the Common Share Offer and green paper in respect of the Preferred Share Offer), or a manually signed facsimile thereof, at any one of the offices of the Depositary specified in the Letters of Transmittal at or prior to the Expiry Time. Instructions are contained in the Letters of Transmittal which accompany the Offers.

     If a Shareholder wishes to deposit Common Shares pursuant to the Common Share Offer and the certificates representing the Common Shares are not immediately available, or if such Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Common Shares nevertheless may be deposited under the Common Share Offer in compliance with the procedure for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on yellow paper). See Section 3 of the Offers, "Manner of Acceptance - Procedure for Guaranteed Delivery".


Payment

     If all of the conditions referred to in Section 4 of the Offers, "Conditions of the Offers" are satisfied or waived by the Offeror, the Offeror will be obligated to (i) take up and pay for Shares validly deposited and not withdrawn under the Offers promptly but in any event not more than 10 days after the Expiry Time, and (ii) pay for the Shares taken up as soon as possible and in any event not later than the earlier of three days after taking up the Shares and ten days after the Expiry Time. Any Shares deposited under the Offers after the first date on which Shares have been taken up and paid for by the Offeror will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offers, "Payment for Deposited Shares".


Withdrawal of Deposited Shares

     All deposits of Shares pursuant to the Offers are irrevocable, except as provided in Section 8 of the Offers, "Withdrawal of Deposited Shares".

Acquisition of Shares Not Deposited

     If the Offeror takes up and pays for Common Shares validly deposited under the Common Share Offer and acquires not less than 90% of the issued and outstanding Common Shares, other than Common Shares held on the date of the Common Share Offer by or on behalf of the Offeror or its affiliates or associates (as defined in the CBCA), the Offeror intends to acquire the remainder of the Common Shares pursuant to the compulsory acquisition provisions of the CBCA. If the statutory right of acquisition referred to above is not available, then the Offeror intends to propose an amalgamation, statutory arrangement or other transaction pursuant to which the Offeror will acquire all of the Common Shares not deposited under the Common Share Offer without the consent of the holders of such Shares. See Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers".

     If the Offeror takes up and pays for First Preferred Shares validly deposited under the Preferred Share Offer and acquires not less than 90% of the issued and outstanding First Preferred Shares, other than First Preferred Shares held on the date of the Preferred Share Offer by or on behalf of the Offeror or its affiliates or associates (as defined in the CBCA), the Offeror intends to acquire the remainder of the First Preferred Shares pursuant to the compulsory acquisition provisions of the CBCA. If the statutory right of acquisition referred to above is not available, then the Offeror intends to propose an amalgamation, statutory arrangement or other transaction pursuant to which the Offeror will acquire all of the First Preferred Shares not deposited under the Preferred Share Offer without the consent of the holders of such Shares. See
Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers".


Regulatory Matters

     The acquisition of the Shares by the Offeror is subject to the requirements of the Competition Act (Canada), the Investment Canada Act (Canada) and the notice and waiting period requirements of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. See Section 14 of the Circular, "Regulatory Matters".


Canadian Federal Income Tax Considerations

     The sale of Shares under the Offers will be a taxable disposition for Canadian federal income tax purposes. In general, Canadian residents will realize a capital gain (or capital loss) to the extent that the proceeds of disposition received for the Shares, net of any costs of disposition, exceed (or are less than) the adjusted cost base thereof. See Section 22 of the Circular, "Canadian Federal Income Tax Considerations".

     The tax treatment of a Subsequent Acquisition Transaction will depend upon the exact nature of the transaction to be carried out.


Depositary

     Montreal Trust Company of Canada is acting as Depositary under the Offers. The Depositary will receive deposits of certificates representing the Shares and accompanying Letters of Transmittal at the offices specified in the Letters of Transmittal.


Dealer Managers and Soliciting Dealer Group

     CIBC Wood Gundy Securities Inc. has been retained as dealer manager in Canada for the Offers and to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offers in Canada. Chase Securities Inc. has been retained as dealer manager in the United States for the Offers. See
Section 20 of the Circular, "Dealer Managers and Soliciting Dealer Group".

                                    OFFERS

                                                                October 29, 1997

TO: THE HOLDERS OF COMMON SHARES AND THE HOLDERS OF
    FIRST PREFERRED SHARES OF DOMINION TEXTILE INC.

1. The Offers

     The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, (i) all of the issued and outstanding Common Shares, together with associated Rights, for $11.75 in cash per Common Share and (ii) all of the issued and outstanding First Preferred Shares for $109.50 in cash per First Preferred Share.

     The Offers are made only for the Shares and are not made for any outstanding options or rights to purchase Shares or for any securities convertible into Shares (other than the Rights). Any holder of such securities (other than the Rights) who wishes to accept either of the Offers should exercise the options or conversion rights in order to obtain certificates representing Shares and deposit them under the relevant Offer in accordance with the terms hereof.

     Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the relevant Offer by depositing their Shares directly with the Depositary or if they use the services of the Dealer Managers or a member of the Soliciting Dealer Group to accept the relevant Offer. See
Section 20 of the Circular, "Dealer Managers and Soliciting Dealer Group".

     The accompanying Circular, Letters of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Offers and contain important information which should be read carefully before making a decision with respect to the Offers.

     Shareholders will be deemed to have deposited the Rights associated with their Common Shares upon depositing their Common Shares under the Common Share Offer. No additional payment will be made for the Rights.


2. Time For Acceptance

     Each Offer is open for acceptance until the Expiry Time, being 4:00 p.m. (Toronto time) on November 20, 1997, or until such later time and date to which either such Offer may be extended by the Offeror, at its sole discretion, unless withdrawn by the Offeror.


3. Manner of Acceptance

   Letters of Transmittal

     The Offers may be accepted by delivering to the Depositary at any of its offices shown on the Letters of Transmittal, so as to arrive there not later than the Expiry Time, the following documents:

     (a) in the case of the Common Share Offer, a Letter of Transmittal (printed on blue paper) and, in the case of the First Preferred Share Offer, a Letter of Transmittal (printed on green paper), in each case in the form accompanying the Offers, duly completed and executed, or a manually signed facsimile thereof, as required by the rules and instructions set out in the relevant Letter of Transmittal;

     (b) the certificate or certificates representing the Shares in respect of which the relevant Offer is being accepted; and

     (c) any other relevant documents required by the instructions set out in the relevant Letter of Transmittal.

     The Offeror reserves the right to permit the Offers to be accepted in a manner other than as set forth herein.

     Except as otherwise provided in the instructions and rules set out in the Letters of Transmittal, the signature on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.


     Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit Common Shares pursuant to the Common Share Offer and (i) the certificates representing the Common Shares are not immediately available, or (ii) the Shareholder is not able to deliver the certificates and all other required documents to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Common Share Offer provided that all of the following conditions are met:

     (a)  the deposit is made by or through an Eligible Institution;

     (b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on yellow paper) in the form accompanying the Common Share Offer, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto as set forth on the Notice of Guaranteed Delivery, prior to the Expiry Time; and

     (c) the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (printed on blue paper) in the form accompanying the Common Share Offer, or a manually signed facsimile thereof, and all other documents required by the Letter of Transmittal (printed on blue paper), are received at the office of the Depositary in Toronto on or before 4:30 p.m. (Toronto time) on the third trading day on the TSE after the Expiry Time of the Common Share Offer.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Office of the Depositary in Toronto and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. The Notice of Guaranteed Delivery can not be used in respect of tenders of First Preferred Shares.


     General

     In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificates representing the Shares, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering those Shares with the signatures guaranteed in accordance with the instructions set out in the Letters of Transmittal and any other required documents.

     The method of delivery of certificates representing Shares, the relevant Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and the proper insurance be obtained.

     Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company of other nominee for assistance in depositing their Shares. Shareholders whose Common Shares are held in Dominion Textile's dividend reinvestment plan should contact the CIBC Mellon Trust Company for assistance in depositing their Common Shares.

     The acceptance of either of the Offers pursuant to the procedures set forth above will constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the relevant Offer.

     All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Offers will be determined by the Offeror in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no obligation on the Offeror, the Dealer Managers, a Soliciting Dealer, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offers (including the Circular and the Letters of Transmittal) will be final and binding.

     The Offeror reserves the right to permit the Offers to be accepted in a manner other than that set out above.


     Power of Attorney

     The execution of a Letter of Transmittal irrevocably constitutes and appoints the Depositary, and any officer of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the holder of the Shares covered by the Letter of Transmittal with respect to the Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offers (the "Purchased Securities") and with respect to any and all: (i) dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date hereof; and (ii) Rights, whether or not separated from the Common Shares (collectively, the "Other Securities").

     The power of attorney granted irrevocably upon execution of a Letter of Transmittal shall be effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the "Effective Date") with full power of substitution, in the name and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (i) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Dominion Textile; and (ii) to exercise any and all of the rights of the holder of the Purchased Securities and Other Securities, including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy holder or the proxy nominee or nominees of such holder of Shares in respect of such Purchased Securities and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournment thereof) of holders of securities of Dominion Textile, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities or Other Securities. Furthermore, a holder of Purchased Securities or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of Shareholders; and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy holder or the proxy nominee or nominees of the holder of the Purchased Securities and Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and the Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.


     Depositing Shareholders' Representations and Warranties

     The deposit of Shares pursuant to the procedures described above will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the relevant Offer, including the depositing Shareholder's representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Shares (and any Other Securities) being deposited; (ii) such Shareholder depositing the Shares, or on whose behalf such Shares are being deposited, has good title to and is the beneficial owner of the Shares (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Shares (and any Other Securities) complies with applicable securities laws; and (iv) when such Shares (and any Other Securities) are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others.

4.   Conditions of the Offers

     The Offeror shall have the right to withdraw either Offer and not take up and pay for, or extend the period of time during which either Offer is open, and postpone taking up and paying for, any Shares deposited hereunder unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time of such Offer:

     (a) there shall have been validly deposited under the Common Share Offer and not withdrawn that number of Common Shares which represents at least 90% of the Common Shares on a fully diluted basis, excluding Common Shares held as of the date hereof by or on behalf of the Offeror, its affiliates and associates (as those terms are defined in the CBCA);

     (b) there shall have been validly deposited under the Preferred Share Offer and not withdrawn that number of First Preferred Shares which represents at least 90% of the First Preferred Shares, excluding First Preferred Shares held as of the date hereof by or on behalf of the Offeror, its affiliates and associates (as those terms are defined in the CBCA);

     (c) the Offeror shall have determined in its sole judgment that, on terms satisfactory to the Offeror, (i) the Board of Directors of Dominion Textile shall have redeemed all outstanding Rights or waived the application of the Rights Plan to the purchase of Common Shares by the Offeror under the Common Share Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction, (ii) a cease trading order or orders or an injunction or injunctions shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Common Shares or other securities or property upon the exercise of the Rights in relation to the Common Share Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction, which cease trading order or orders or injunction or injunctions shall be in full force and effect, (iii) a court of competent jurisdiction shall have made a final and binding order to the effect that the Rights are illegal, of no force or effect or may not be exercised in relation to the Common Share Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction, (iv) the Rights and the Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the Common Share Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction, or (v) the Rights Plan does not make it inadvisable for the Offeror to proceed with the Common Share Offer and/or with taking up and paying for all of the Common Shares under the Common Share Offer;

     (d) the Offeror shall have determined in its sole judgment that Dominion Textile and its subsidiaries, associates and entities in which it has a direct or indirect interest (all such entities being hereinafter referred to as "entities") have not taken any action, or disclosed any previously undisclosed action taken by them, that might make it inadvisable for the Offeror to proceed with the Offers, or with taking-up and paying for Shares deposited under the Offers;

     (e) all government or regulatory consents or approvals (including in Canada, the United States or elsewhere) which the Offeror, in its sole judgment, views as being necessary or desirable to enable the Offeror to acquire Dominion Textile and complete the Purchase Agreement Transaction shall have been received by the Offeror on terms and conditions satisfactory to the Offeror including the expiration or early termination of any applicable waiting periods under the Competition Act (Canada), the Investment Canada Act (Canada) and the United States Han-Scott-Rodino Antitrust Improvement Act of 1976;

     (f) the Offeror shall have determined in its sole judgment that (i) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii):

          (A) to cease trade, enjoin, prohibit or impose limitations or conditions on the purchase by or the sale to the Offeror of the Shares, the right of the Offeror to own Dominion Textile or exercise full rights of ownership of the Shares or the right of the Offeror to complete the Purchase Agreement Transaction;

          (B) which, if the Offers were consummated, could, in the Offeror's sole judgment, adversely affect Dominion Textile and its subsidiaries, associates and entities considered on a consolidated basis; or

          (C) which challenges or would prevent or make uncertain completion of the acquisition by the Offeror of Shares pursuant to a Compulsory Acquisition or any Subsequent Acquisition Transaction or completion of the Purchase Agreement Transaction;

     (g) there shall not exist any prohibition at law against the Offeror making the Offers or taking up and paying for any Shares deposited under the Offers or completing a Compulsory Acquisition, any Subsequent Acquisition Transaction or the Purchase Agreement Transaction;

     (h) there shall not have occurred any actual or threatened change (including any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the Offeror's sole judgment, directly or indirectly increases the effective tax cost of, or reduces the proceeds from, the sale or other disposition of any assets or securities owned by Dominion Textile or any of its subsidiaries, associates or entities, including pursuant to the Purchase Agreement Transaction, or that has or may have adverse significance with respect to the business and operations of Dominion Textile or any of its subsidiaries, associates or entities or with respect to the regulatory regime applicable to their respective businesses and operations;

     (i) there shall not exist or have occurred (or, if there does exist or shall have previously occurred, there shall not have been disclosed, generally or to the Offeror) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, condition (financial or otherwise), results of operations, cash flows, prospects, properties, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of or relating to: (i) Dominion Textile or any of its subsidiaries, associates or entities, on a consolidated basis; (ii) the Apparel Fabric Business; or (iii) the Nonwoven Business, which, in any such case, in the Offeror's sole judgment, is adverse or may be considered to be significant to a purchaser of Shares;

     (j) the Offeror shall have determined in its sole judgment that no property, right, franchise or license of Dominion Textile or of any of its subsidiaries, associates or entities has been or would be impaired (or threatened to be impaired) or otherwise adversely affected (or threatened to be adversely affected), whether as a result of the making of the Offers, the taking up and paying for Shares deposited under the Offers, the completion of a Compulsory Acquisition, any Subsequent Acquisition Transaction or the Purchase Agreement Transaction, or otherwise, which might make it inadvisable for the Offeror to proceed with the Offers or with taking up and paying for Shares deposited under the Offers;

     (k) Dominion Textile shall not, other than in the ordinary course of business and consistent with past practices, have guaranteed, or permitted its subsidiaries, associates or entities to guarantee, the payment of any indebtedness or have incurred any liability or indebtedness for money borrowed or have issued or sold any securities (other than pursuant to the exercise of currently outstanding options) or otherwise changed the capitalization of Dominion Textile, its subsidiaries, associates or entities;

     (l) the Offeror shall have determined in its sole judgment that there does not exist any covenant, term or condition in any of the instruments or agreements to which any of Dominion Textile, its subsidiaries, associates or entities is a party or to which they or any of their properties or assets are subject that might make it inadvisable for the Offeror to proceed with the Offers and/or with taking up and paying for Shares deposited under the Offers (including, but not limited to, any covenant, term or condition that may be breached or cause a default or permit third parties to exercise rights against any of Dominion Textile or its subsidiaries, associates or entities which would have an adverse effect on Dominion Textile or any of its subsidiaries, associates or entities as a result of the Offeror making the

          Offers or acquiring Shares deposited under the Offers or completing a Compulsory Acquisition, any Subsequent Acquisition Transaction or the Purchase Agreement Transaction);

     (m) the Offeror shall not have become aware of any untrue statement of material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of Dominion Textile with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including without limitation any annual information form, financial statement, material change report or management proxy circular or in any document so filed or released by Dominion Textile to the public;

     (n) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, which adversely affects, or may adversely affect, the financial markets in Canada or the United States, generally;

     (o) the Offeror shall have been provided with, or shall have been given access to, in a timely manner, all non-public information relating to Dominion Textile or any of its subsidiaries, associates or entities, including full access to management of Dominion Textile, as has been or may be given, provided or made available by Dominion Textile or any of its subsidiaries, associates or entities at any time within 120 days prior to the announcement of the Offers, or at any time after the announcement of the Offers:

          (i) to any other potential acquiror of any Shares or of a significant portion of the assets of Dominion Textile or any of its subsidiaries, associates or entities, or to any other potential acquiror considering (or seeking such information in order to consider) any merger, amalgamation, statutory arrangement or similar business combination with Dominion Textile; or

          (ii) to any other potential acquiror who, after the announcement of the Offers, makes a take-over bid for any of the Shares or enters into an agreement with Dominion Textile relating to the acquisition of a significant portion of the properties or assets of Dominion Textile or any of its subsidiaries, associates or entities or a merger, amalgamation, statutory arrangement or similar business combination with Dominion Textile or any of its subsidiaries, associates or entities;

          on substantially the same terms and conditions as may be imposed on such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with or would render the Offeror unable to complete the acquisition of the Shares pursuant to the Offers, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

     (p) all outstanding options and warrants, if any, to acquire Common Shares shall have been exercised or cancelled on terms satisfactory to the Offeror; and

     (q) the Offeror shall have determined in its sole judgment that the Notes may be repaid, repurchased or otherwise acquired by Dominion Textile or its subsidiaries, associates or entities, or otherwise, upon terms and conditions satisfactory to the Offeror.

     The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror). The Offeror may waive any of the foregoing conditions with respect to one or both of the Offers in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in this
Section 4 will be final and binding upon all parties.

     Any waiver of a condition or the withdrawal of either Offer shall be effective upon written notice or other communication to that effect (to be confirmed in writing) to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the relevant Shareholders in the manner set forth in Section 10 of the Offers, "Notices and Delivery" and shall provide a copy of the aforementioned notice to the TSE and the ME. If either Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Shares deposited under such Offer and the Depositary will promptly return all certificates for deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5.   Extension and Variation of the Offers

     Each Offer is open for acceptance until, but not after, the Expiry Time of such Offer, unless withdrawn.

     The Offeror reserves the right, in its sole discretion, at any time and from time to time while an Offer is open for acceptance, to extend the Offer Period for that Offer by fixing a new Expiry Time or to vary that Offer by giving oral notice (to be confirmed in writing) or written notice of such extension or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offers, "Notices and Delivery", to all holders of Shares whose Shares have not been taken up under that Offer prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSE and the ME. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which and at the time at which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

     Notwithstanding the foregoing, neither Offer may be extended by the Offeror if all of the terms and conditions of such Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up and pays for all Shares deposited under such Offer and not withdrawn.

     Except for a variation in the terms of an Offer consisting solely of the waiver of a condition, where the terms of an Offer are varied, such Offer shall not expire before 10 days after the notice of variation has been given to the relevant Shareholders. During any extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the relevant Offer. An extension of the Expiry Time of an Offer or a variation of an Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offers, "Conditions of the Offers" except, in the case of a variation, as specifically provided therein.

     If the consideration being offered for the Shares under an Offer is increased, the increased consideration will be paid to all depositing Shareholders whose Shares are taken up under such Offer, without regard to when such Shares are taken up by the Offeror.

6.   Payment for Deposited Shares

     If, in respect of an Offer, all the conditions referred to under Section 4 of the Offers, "Conditions of the Offers", have been satisfied or waived at the Expiry Time, the Offeror will become obligated to take up the Shares validly deposited under that Offer and not withdrawn not later than 10 days from the Expiry Time of such Offer and to pay for Shares taken up as soon as possible, but in any event not later than the earlier of three days after taking up the Shares and 10 days after the Expiry Time.

     Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up and paying for any Shares or to terminate either Offer and not take up or pay for any Shares pursuant to that Offer if any condition specified in Section 4 of the Offers, "Conditions of the Offers", is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Toronto. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offers, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law. Any Shares deposited pursuant to an Offer after the first date on which Shares have been taken up and paid for by the Offeror under that Offer will be taken up and paid for within 10 days of such deposit.

     The Offeror will be deemed to have taken up and accepted for payment Shares validly deposited and not withdrawn pursuant to an Offer if, as and when the Offeror gives oral notice (to be confirmed in writing) or written notice to the Depositary to that effect.

     The Offeror will pay for Shares validly deposited pursuant to an Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment.

     The Depositary will act as the agent of persons who have deposited Shares in acceptance of an Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Shares.

     Settlement will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian funds in the amount to which a person depositing Shares is entitled. Unless the person depositing Shares instructs the Depositary to hold the cheque for pick up by checking the appropriate box in the Letter of Transmittal, cheques issued in the name of the registered holder of the Shares deposited will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified, cheques will be forwarded to the address of the holder as shown on the share register maintained by Dominion Textile.

     Depositing Shareholders will not be obligated to pay any brokerage fee or commission if they accept an Offer by depositing their Shares directly with the Depositary or avail themselves of the facilities of any member of the Soliciting Dealer Group. See Section 20, of the Circular, "Dealer Managers and Soliciting Dealer Group".

7.   Return of Shares

     If any deposited Shares are not taken up pursuant to the terms and conditions of the Offers for any reason, certificates for unpurchased Shares will be returned, at the expense of the Offeror, to the depositing Shareholder by first class mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the share register of Dominion Textile.

8.   Withdrawal of Deposited Shares

     Except as otherwise stated in this Section 8, all deposits of Shares pursuant to an Offer are irrevocable. Unless otherwise required or permitted by applicable law, the securities laws allow any Shares deposited in acceptance of an Offer to be withdrawn by or on behalf of the depositing Shareholder:

     (a)  at any time before 12:00 midnight (Toronto time) on November 19, 1997;

     (b) at any time before the expiration of the tenth day after the date upon which either (i) a notice of change is delivered in accordance with
          Section 10 of the Offers, "Notices and Delivery", relating to a change which has occurred in the information contained in an Offer or Circular or in any notice of change or notice of variation delivered in connection herewith (except any change that is not within the control of the Offeror or an affiliate of the Offeror) that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, which change occurred prior to the Expiry Time of the Offer or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or (ii) a notice of variation concerning a variation in the terms of an Offer is delivered in accordance with Section 10 of the Offers, "Notices and Delivery"; unless such deposited Shares have been taken up by the Offeror at the date of such notice of change or variation, or in the case of a notice of variation, unless the variation in the terms of the Offer consists solely of an increase in the consideration offered for Shares pursuant to that Offer and the time for deposit is not extended for a period greater than 10 days or unless the variation in the terms of the Offer consists solely of the waiver of a condition of the Offer; and

     (c) at any time after December 13, 1997 provided that the Shares have not been taken up and paid for by the Offeror prior to the receipt by the Depositary of the notice of withdrawal in respect of such Shares.

     In order for any withdrawal of Shares to be made, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Shares or by facsimile transmission to the Toronto office of the Depositary within the period permitted for withdrawal, Any such notice of withdrawal must be (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares to be withdrawn, and (ii) specify the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such Letter of Transmittal), except in the case of Shares deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

     All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determination shall be final and binding. None of the Offeror, the Dealer Managers, a Soliciting Dealer, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

     If the Offeror is delayed in the taking up or paying for the Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror's other rights, Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

     Any Shares withdrawn will be deemed not validly deposited for the purposes of an Offer, but may be re-deposited at any subsequent time prior to the Expiry Time of such Offer by following any of the procedures described in Section 3 of the Offers, "Manner of Acceptance".

     In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 24 in the Circular, "Statutory Rights".

9.   Changes in Capitalization, Distributions and Liens

     If, on or after the date of the Offers, Dominion Textile should split, combine or otherwise change any of the Shares or its capitalization, or shall disclose that it has taken any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of either Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

     Shares acquired pursuant to the Offers shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to all: (i) dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Shares on or after October 27, 1997 (other than quarterly dividends paid in respect of the Common Shares not exceeding $0.05 per Common Share in respect of any fiscal quarter and other than any periodic dividends payable in respect of the First Preferred Shares not exceeding the amount provided for in the share conditions attaching to that class of Shares, such quarterly or periodic dividends are hereinafter referred to as "Ordinary Course Dividends"); and (ii) Rights, whether or not separated from the Common Shares.

     If, on or after October 27, 1997, Dominion Textile should declare or pay any dividend (other than an Ordinary Course Dividend) or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Shares, payable or distributable to shareholders of record on a date prior to the transfer into the name of the Offeror or its nominee or transferee or in Dominion Textile's transfer register of Shares accepted for payment pursuant to the Offers, then (i) in the case of cash dividends, distributions or payments (other than Ordinary Course Dividends), the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such dividends, distributions or payments do not exceed the purchase price per Share payable by the Offeror pursuant to an Offer, the purchase price per Share payable by the Offeror pursuant to such Offer will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, security, right, asset or other interest, and in the case of any cash dividends, distributions or payments in an amount that exceeds the purchase price per Share, the whole of any such cash dividend, distribution or payment, will be received and held by the depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, security, right, asset or other interest and may withhold the entire purchase price payable by the Offeror pursuant to an Offer or deduct from the purchase price payable by the Offeror pursuant to an Offer, the amount or value thereof, as determined by the Offeror in its sole discretion.

10. Notices and Deliver

     Except as otherwise provided in the Offers, any notice to be given by the Offeror or the Depositary pursuant to the Offers will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the share registers of Dominion Textile and will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services in Canada following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offers will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSE and the ME for dissemination through their respective facilities and if a summary of the material facts thereof is published (i) once in the National Edition of The Globe and Mail, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The Financial Post, and (ii) once in a French language daily newspaper of general circulation in the City of Montreal.

     The Offers will be mailed to registered Shareholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the registers maintained by Dominion Textile in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares where such listings are received.

     Wherever an Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal, as applicable. Wherever an Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal, as applicable.

11. Acquisition of Shares Not Deposited

     Section 206 of the CBCA permits an Offeror to acquire the shares not tendered to an offer for all of the shares of a particular class of shares of a corporation if, within 120 days after the date of the offer, the offer is accepted by the holders of not less than 90% of the shares to which the offer relates, other than shares held at the date of the offer by or on behalf of the Offeror or its affiliates or associates (as such terms are defined in the CBCA). If the Offeror takes up and pays for Shares validly tendered to the Offers and as a result acquires a sufficient number of the Common Shares or the First Preferred Shares to avail itself of this right of acquisition, the Offeror currently intends to exercise this right.

     If, pursuant to the Common Share Offer, the Offeror acquires less than such number of Common Shares or elects not to pursue the compulsory acquisition of Common Shares under the CBCA or such provisions are otherwise unavailable, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the Common Shares on a fully diluted basis, including a Subsequent Acquisition Transaction. The Offeror reserves the right not to proceed with a Subsequent Acquisition Transaction. See Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers".

     If, pursuant to the Preferred Share Offer, the Offeror acquires less than such number of First Preferred Shares or elects not to pursue the compulsory acquisition of First Preferred Shares under the CBCA or such provisions are otherwise unavailable, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the First Preferred Shares, including a Subsequent Acquisition Transaction. The Offeror reserves the right not to proceed with a Subsequent Acquisition Transaction. See Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers".

12. Mail Service Interruption

     Notwithstanding the provisions of the Offers, the Circular and the Letters of Transmittal, cheques in payment for Shares purchased pursuant to the Offers and certificates for any Shares to be returned will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Shares were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 12 as soon as reasonably practicable after the making of such determination and in accordance with Section 10 of the Offers, "Notices and Delivery". Notwithstanding Section 6 of the Offers, "Payment for Deposited Shares", cheques or certificates not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the appropriate office of the Depositary.

13. Market Purchases

     The Offeror has no current intention of acquiring any Common Shares while the Common Share Offer is outstanding other than as described in the Circular and the Common Share Offer. However, the Offeror reserves the right to, and may acquire or cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSE or the ME, subject to applicable law, at any time and from time to time prior to the Expiry Time of the Common Share Offer. In no event will the Offeror make any such purchases of Common Shares through the facilities of the TSE or the ME until the third Business Day following the date of the Common Share Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSE or the ME during the Offer Period shall not exceed 5% of the outstanding Common Shares as of the date of the Common Share Offer and the Offeror will issue and file a press release containing the information prescribed by law forthwith after the close of business of the TSE and the ME on each day on which Common Shares have been purchased. For the purposes of this Section 13 "Offeror" includes the Offeror and any person or company acting jointly or in concert with the Offeror.

14.  Other Terms of the Offers

     (a) Each Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of an Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

     (b) No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized.

     (c) The Definitions, the Summary, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, including the instructions and rules contained therein, form part of the terms and conditions of the Offers.

     (d) The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offers, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, and the validity of any acceptance of the Offers and the validity of any withdrawals of deposited Shares.

     (e) The Common Share Offer and the Preferred Share Offer are separate and independent offers made by the Offeror and the Offeror may exercise all of its rights, and will fulfill all of its obligations, in respect of each Offer, separately.

     The accompanying Circular together with the Offers constitutes the take-over bid circular required under the CBCA and Canadian provincial securities legislation with respect to the Offers.



Dated: October 29, 1997

                                                DT ACQUISITION INC.

                                               (Signed) Jerry Zucker
                                   Chairman, President & Chief Executive Officer

                                 CIRCULAR

     The following information is supplied with respect to the accompanying Offers dated October 29, 1997 by the Offeror to purchase (i) all of the issued and outstanding Common Shares and associated Rights, and (ii) all of the issued and outstanding First Preferred Shares.

     The information concerning Dominion Textile contained in the Offers and this Circular has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Except as described in the Offers or in the Circular, the Offeror has no information that indicates that any material change has occurred in the affairs of Dominion Textile that has not been publicly disclosed by Dominion Textile. Although the Offeror has no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents and records, or for any failure by Dominion Textile to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

     The terms and conditions of the Offers are incorporated into and form part of this Circular and holders of Shares should refer to the Offers for details of the terms and conditions of each Offer, including details as to payment and withdrawal rights. Terms defined in the Offers but not defined in this Circular have the same meaning herein as in the Offers unless the context otherwise requires. All sums expressed in dollars herein are in Canadian dollars unless otherwise expressly noted.

1.   The Offeror, Polymer, ITG and GLI

     The Offeror has been incorporated and organized solely for the purpose of making the Offers and has not otherwise carried on any material business or activity. The Offeror is owned as to 60% by Polymer and as to 40% by ITG. The Offeror, together with persons acting jointly or in concert with it, owns 5,955,000 Common Shares or approximately 14.5% of the outstanding Common Shares. Such ownership includes Common Shares owned by Mr. Jerry Zucker who is treated as acting jointly and in concert with the Offeror. Mr. Zucker is Chairman, President and Chief Executive Officer of the Offeror, Polymer and ITG.

     Polymer, incorporated under the laws of Delaware, is a leading world-wide manufacturer and marketer of a broad range of nonwoven and woven polyolefin products. Polymer's principal lines of business include medical, reusable wiping, hygiene, and industrial and speciality products. Polymer believes that it is the fourth largest producer of nonwovens in the world and that it employs the most extensive range of nonwoven technologies of any nonwovens producer, which allows it to supply products tailored to customers' needs at a competitive cost. Polymer had net sales of approximately U.S. $521 million, and consolidated assets of U.S. $708 million, as at December 28, 1996. The common stock of Polymer is listed on the New York Stock Exchange under the trading symbol "PGH".

     ITG is a private holding company specializing in polymer fiber and elastomeric composites and fabrications. ITG owns approximately 12.0% of the common stock of Polymer.

     The Offeror, Polymer and GLI have entered into the Purchase Agreement pursuant to which GLI has agreed with the Offeror and Polymer to purchase the Apparel Fabric Business (including its proportionate liabilities) following the acquisition by the Offeror of all of the outstanding Common Shares. See Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and Section 5 of the Circular, "Purchase Agreement".

     GLI, incorporated under the laws of Delaware, is a leading developer, manufacturer and marketer of high quality woven cotton and cotton blended apparel fabrics. GLI supplies fabrics to manufacturers of sportswear for use in the production of men's, women's and children's pants and shorts and to manufacturers of commercial uniforms. GLI had net sales of approximately U.S. $493 million and consolidated assets of U.S. $197 million as at September 27, 1997. The common stock of GLI is listed on the New York Stock Exchange under the trading symbol "GNL".

2.   Dominion Textile

     Dominion Textile is a manufacturer and supplier of textile and textile related products with leading positions in selected markets and global manufacturing capabilities. Dominion Textile is the world's largest manufacturer of high-end denim fabrics. It is also a supplier to the U.S. disposable diaper market and has significant non-woven, spunbond multidenier production capacity. Dominion Textile operates manufacturing plants in five countries, including the United States, Canada and three European countries.

     The authorized capital of Dominion Textile consists of an unlimited number of Common Shares of which 41,129,867 Common Shares are issued and outstanding (approximately 42,635,000 Common Shares on a fully diluted basis), 4,306 First Preferred Shares of which 370 First Preferred Shares are issued and outstanding, and an unlimited number of second preferred shares issuable in series of which 1,914,600 second preferred shares, series D and 600,000 second preferred shares, series E are issued and outstanding. All information with respect to issued and outstanding share capital is based upon the shareholder list dated September 30, 1997 provided by Dominion Textile. According to the audited financial statements of Dominion Textile for the year ended June 30, 1997, there were 1,504,800 stock options outstanding to purchase Common Shares under Dominion Textile's executive stock option plan as of the fiscal year end.

     Dominion Textile is subject to the information and reporting requirements of the securities laws of all the provinces of Canada and the rules of the TSE and the ME. In accordance therewith, Dominion Textile is required to file reports, financial statements and other information with certain securities regulatory authorities in Canada, with the TSE and the ME relating to its business, financial condition and other matters. Information as of particular dates concerning Dominion Textile's directors and officers, their remuneration, their indebtedness, if any, to Dominion Textile, stock options granted to them, the principal holders of securities and any material interests of such persons in transactions with Dominion Textile and other matters is required to be disclosed in proxy statements distributed to Shareholders and filed with certain of such securities regulatory authorities in Canada, with the TSE and the ME and may be inspected at Dominion Textile's offices or through the facilitates of such Canadian securities regulatory authorities, the TSE and the ME.

3.   Background to the Offers

     Over nine months ago, Mr. Jerry Zucker, the Chairman, President and Chief Executive Officer of the Offeror, Polymer and ITG, met with Mr. John Boland, President and Chief Executive Officer of Dominion Textile, to discuss ways in which Polymer and Dominion Textile could work together to create value for their respective shareholders. Over the months following this meeting, some preliminary discussions were held between the parties and it appeared to Polymer that a transaction on a friendly basis was achievable. However, on May 14, 1997, Dominion Textile indicated that it was not interested in participating in any further discussions. Following this date, Polymer made repeated attempts to continue discussions, including sending a letter to Mr. Charles H. Hantho, the Chairman of Dominion Textile, dated August 26, 1997, in which Polymer indicated that, based on Polymer's preliminary views on value, it had a strong interest in entering into a transaction with Dominion Textile. During the period from May 14, 1997 through to September 10, 1997, Polymer and ITG acquired a significant number of Common Shares in Dominion Textile. See Section 8 of the Circular, "Trading in Securities of Dominion Textile". In accordance with applicable securities laws, on September 4, 1997 Polymer made public disclosure of the fact that a group, consisting of itself and others with whom it acted jointly or in concert, had acquired beneficial ownership of Common Shares in an amount which exceeded 10% of the outstanding Common Shares. Following public disclosure of Polymer's ownership position in Dominion Textile, representatives of Polymer and Dominion Textile met on September 15, 1997. This meeting concluded without there having been a meaningful discussion regarding the possibility of a transaction involving Dominion Textile and Polymer. Finally, on October 27, 1997 Polymer sent the following letter to Mr. Hantho:

October 27, 1997

Mr. Charles H. Hantho
Chairman
Dominion Textile Inc.
1950 Sherbrooke Street West
Montreal, Quebec H3H IE7


Dear Chuck:

As you know from our prior communications, Polymer Group is highly interested in a business combination with Dominion Textile Inc. ("Dominion"). We have, over a period of several months, attempted to have serious discussions with you, the Board, and Dominion senior management regarding a possible transaction that would provide your shareholders with significant value.

During this time period, we and certain other affiliated investors, were a significant acquirer of Dominion shares and currently hold approximately 14.5% of the outstanding Dominion shares. Such purchases constituted a substantial portion of the trading volume in Dominion Textile's shares during the period May 1 to September 4, 1997, and contributed to the price increases of the shares during this period.

Although I hoped that our meeting of September 15 would lead to substantive dialogue, you again declined to pursue meaningful discussions that could lead to increased value for your shareholders. Your continued refusal to discuss the merits and valuation of a transaction has left us with no choice but to present our offer directly to Dominion Textile shareholders.

Therefore, DT Acquisition Inc. is publicly announcing today a cash tender offer for all of the outstanding common shares of Dominion at a price of C$11.75 per share. As the following table shows, our offer represents a significant premium to Dominion's shareholders.



Date                                                     DTX Price  Offer Premium
----                                                     ---------  ------------
January 3, 1997......................................       C$6.92       69.8%
August 26, 1997......................................       C$7.75       51.6%
12 Month Average/1/..................................       C$7.08       66.0%
24 Month Average/2/..................................       C$7.20       63.2%


You will note that our offer is below Friday's closing price of C$12.25. In our opinion, Dominion's current price has been driven by significant speculative trading by short-term investors and exceeds the fair value we perceive based on our analysis of publicly available information.

Our offer is not subject to financing. The conditions to our proposal will include the valid tendering and non-withdrawal of 90% of both of the outstanding common shares and first preferred shares held by the public, the removal of your take-over defenses, specifically the existing poison pill, and necessary regulatory clearances.

Polymer and DT Acquisition Inc. have entered into an agreement with a third party for the purchase of Dominion's apparel fabric business, comprising its denim and career wear operations following successful completion of the offer.

Chuck, we have on many occasions expressed our desire to complete a friendly transaction. Most importantly, we strongly believe that a friendly transaction can provide a higher per share value to your shareholders. Despite our great frustration with your unwillingness to move forward, we remain prepared to discuss ways to generate more value for Dominion's shareholders.

As a significant Dominion Textile shareholder, we believe our offer represents a unique opportunity for Dominion's Board of Directors to maximize value for all of its shareholders on a near term basis and strongly suggest that you reconsider your position of ignoring our requests for serious negotiation. We urge you to recognize the substantial benefits our proposal brings to your shareholders.


We look forward to hearing from you promptly.

Respectfully,

"Jerry Zucker"

--------------

1 12-month period prior to September 3, 1997 public disclosure of Polymer's interest.

2 24-month period prior to September 3, 1997 public disclosure of Polymer's interest.

     Since management of Dominion Textile does not appear willing to discuss a friendly transaction with Polymer, Polymer has determined that it is appropriate to make the Offers directly to the Shareholders.

4.   Purpose of the Offers and the Offeror's Plans for Dominion Textile

     Purpose of the Offers

     The purpose of the Offers is to enable the Offeror to acquire all of the outstanding Shares of Dominion Textile. If the Offeror takes up and pays for Shares under the Offers, the Offeror's current intention is to acquire all Shares not deposited under the Offers. See Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers". The exact timing and terms of a Compulsory Acquisition or Subsequent Acquisition Transaction involving Dominion Textile will necessarily depend upon a variety of factors, including the number of Shares acquired pursuant to each Offer.

     Although the Offeror currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction generally on the terms described herein, it is possible that, as a result of information hereafter obtained by the Offeror, changes in general economic, industry or market conditions or in the business of Dominion Textile, or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction involving Dominion Textile, or to propose a Subsequent Acquisition Transaction on terms other than those described herein. Specifically, the Offeror reserves the right to propose that the consideration in a Subsequent Acquisition Transaction consist of cash or securities or a combination of cash and securities and that the consideration in such a transaction have a value more or less than the amount offered under the Offers.

     If the Offeror decides not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approvals, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, (i) purchasing additional Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or (ii) otherwise, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offers and could be for cash and/or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Shares acquired pursuant to the Offers or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offers.

     Plans for Dominion Textile

     If the Offeror takes up and pays for Shares under the Offers and the Offeror acquires control of Dominion Textile as a result thereof, the Offeror intends to take steps to cause (i) the existing board of directors to be replaced with nominees of the Offeror, and (ii) Dominion Textile to redeem all of its issued and outstanding second preferred shares. In addition, as contemplated in the Purchase Agreement, it is proposed that following the acquisition by the Offeror of all of the Common Shares, and subject to receipt of all necessary shareholder and other approvals, the Offeror will propose and implement the Purchase Agreement Transaction the effect of which would be to transfer the Apparel Fabric Business (including its proportionate liabilities) to GLI and to transfer the Nonwovens Business (including its proportionate liabilities) to Polymer. The precise nature and terms of the Purchase Agreement Transaction will not likely be settled until after the Offeror has acquired all of the outstanding Common Shares of Dominion Textile. While the Offeror and Polymer have agreed with GLI to carry out the Purchase Agreement Transaction, there can be no assurance that the Purchase Agreement Transaction will occur or that it will be carried out on the terms proposed. In connection with the Purchase Agreement Transaction, Dominion Textile may be liquidated into or merged with the Offeror. Except for the foregoing, the Offeror has developed no specific plans or proposals in respect of Dominion Textile, its assets or operations or for any changes in its assets, business strategies or personnel following the acquisition of Shares pursuant to the Offers. Following the acquisition of Shares pursuant to the Offers and the Offeror gaining access to more detailed information with respect Dominion Textile, the Offeror will review the assets and operations of Dominion Textile and consider what changes, if any, are necessary or appropriate. See Section 5 of the Circular, "Purchase Agreement". As discussed in Section 6 of the Circular, "Effect of the Offers on Outstanding

Indebtedness of Dominion Textile", the effect of the Offers and the foregoing plans may be to require Dominion Textile to make a tender for the outstanding Notes, to retire the Notes or to obtain certain waivers by the holders thereof.

     If permitted by applicable law, subsequent to the completion of the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction, if any, the Offeror intends to delist the Common Shares from the TSE and the ME, and, subject to applicable securities laws in provinces where Dominion Textile is a reporting issuer, to cause Dominion Textile to cease to be a reporting issuer in such provinces.

     Except as described in the Offers and in this Circular, the Offeror has no current plans or proposals which would relate to or result in any material changes in the affairs of Dominion Textile.

5.   Purchase Agreement

     On October 27, 1997, the Offeror, Polymer and GLI entered into the Purchase Agreement. The Purchase Agreement provides for the manner in which the parties intend to deal with Dominion Textile following the acquisition by the Offeror of all of the Common Shares. Generally, the Purchase Agreement contemplates the acquisition of the Apparel Fabric Business (including its proportionate liabilities) by GLI and the acquisition by Polymer of the Nonwovens Business (including its proportionate liabilities).

     The Purchase Agreement provides that the exact structure of the Purchase Agreement Transaction will be determined by the parties acting in good faith to accomplish the objectives of the Purchase Agreement and to minimize tax liabilities. The Purchase Agreement provides certain principles which will govern the form and terms of the Purchase Agreement Transaction, including that GLI will pay a cash purchase price equal to a portion of the total acquisition costs incurred in connection with the Offers and related transactions.

     GLI is also entitled to share in the value of, and is to bear a portion of the liabilities related to, all of Dominion Textile's assets other than the Apparel Fabric Business and Nonwovens Business. The Purchase Agreement provides that the Offeror and Polymer will become obligated to complete the Purchase Agreement Transaction upon the Offeror acquiring all of the outstanding Common Shares of Dominion Textile. The Purchase Agreement contemplates that the parties will enter into a definitive acquisition agreement for the Purchase Agreement Transaction. Pending the execution of such agreement, the parties have agreed that the Purchase Agreement is binding upon them.

     The Purchase Agreement also obligates GLI and Polymer to provide the financing to the Offeror referred to under Section 10 of the Circular, "Source of Funds".

     The Purchase Agreement does not constitute an obligation of Dominion Textile and completion of the Purchase Agreement Transaction is not a condition to the Offers. Various corporate and regulatory approvals may be necessary in connection with the completion of the Purchase Agreement Transaction.

6.   Effect of the Offers on Outstanding Indebtedness of Dominion Textile

     Dominion Textile (USA) Inc., a wholly-owned subsidiary of Dominion Textile, has issued and outstanding US $150 million of unsecured 8.875% Guaranteed Senior Notes due 2003 (the "2003 Notes") and US $125 million of unsecured 9.25% Guaranteed Senior Notes due April 1, 2006 (the "2006 Notes"). The payment of principal, premium, if any, and interest on the 2003 Notes and the 2006 Notes is unconditionally guaranteed by Dominion Textile. The indentures pursuant to which the Notes were issued and the guarantees provided by Dominion Textile in respect thereof (the "Guarantees") contain covenants relating to, among other things, a change of control of Dominion Textile.

     In the case of the 2003 Notes, in the event of a "change of control" of Dominion Textile, Dominion Textile (USA) Inc. must commence an offer within 30 days of the consummation of a transaction resulting in a change of control to repurchase all outstanding 2003 Notes at a price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "change of control" will be deemed to have occurred in the event that, among other things, any person or any persons acting together that would constitute a group (for the purposes of section 13(d) of the United States Securities Exchange Act of 1934, or any successor provision thereto), together with any affiliates or related persons thereof, shall beneficially own (as defined in Rule 13d-3 under the 1934
Act) at least 50% of the voting securities of Dominion Textile.

     In the case of the 2006 Notes, in the event of a "change of control triggering event", Dominion Textile (USA) Inc. must commence an offer within 30 days of the occurrence of such event to repurchase all outstanding 2006 Notes at a price equal to 101% of their principal amount plus accrued interest to the date of purchase. A "change of control triggering event" will be deemed to have occurred if a "change of control" (as defined above) has occurred and a "rating decline" occurs. A "rating decline" will be deemed to have occurred if at any time within 180 days (which period may be extended so long as the rating of the 2006 Notes is under publicly announced consideration for possible downgrade) after the date of the public notice of a "change of control" or of the intention of any person to effect a "change of control", the rating of the 2006 Notes is decreased by both Standard & Poor's and Moody's (or such other rating agency as may have been selected by Dominion Textile in substitution for either one of them) (the "Rating Agencies") by one or more gradations within a rating category and the resulting rating is below the investment grade rating category of such Rating Agencies.

     A "change of control" will also constitute an event of default under Dominion Textile's US $100 million revolving credit facility thereby permitting the acceleration of all outstanding amounts under such facility as well as indebtedness under other instruments that contain cross-acceleration or cross-default provisions. As of June 30, 1997, US $4.3 million was utilized under Dominion Textile's US $100 million revolving credit facility.

     In the event that the Offeror takes up and pays for Shares under the Offers and acquires not less than 50% of the Shares (including Common Shares held on the date of the Offers by or on behalf of the Offeror), a "change of control" will likely be deemed to have occurred for the above purposes.

     The Notes and Guarantees also contain covenants which may be breached in the event that the Offeror implements certain of the transactions described in
Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and Section 5 of the Circular, "Purchase Agreement". Accordingly, it may be necessary for the Offeror or Dominion Textile to retire the Notes or obtain certain waivers from the holders of outstanding Notes in order to carry out such transactions.

     It is a condition to the Offers that the Offeror shall have determined, in its sole judgment, that the Notes may be repaid, repurchased or otherwise acquired by Dominion Textile or its subsidiaries, associates or otherwise, upon terms and conditions satisfactory to the Offeror. See Section 4 of the Offers, "Conditions of the Offers".

7.   Holdings of Securities of Dominion Textile

     The Offeror owns 4,578,000 Common Shares (or approximately 11.1% of the outstanding Common Shares) of Dominion Textile. Mr. Jerry Zucker, Chairman, President and Chief Executive Officer of the Offeror, Polymer and ITG, owns 1,377,000 Common Shares (or approximately 3.4% of the outstanding Common Shares). Mr. Zucker is treated as acting jointly and in concert with the Offeror in connection with the Offers. Mr. Zucker is also one of the three trustees of a charitable foundation which holds 265,000 Common Shares in its investment portfolio. Mr. Zucker has no beneficial ownership of such Common Shares. The Foundation has indicated that it currently intends to tender its Common Shares to the Common Share Offer.

     Apart from the foregoing, no securities of Dominion Textile are beneficially owned by, nor is control or direction over any securities of Dominion Textile exercised by the Offeror, Polymer, ITG, Jerry Zucker or by any director or officer of the Offeror, Polymer or ITG or, to the knowledge of the Offeror, by any associate of any director or senior officer of the Offeror, Polymer or ITG, by any person holding more than 10% of any class of equity securities of the Offeror, Polymer or ITG or by any person acting jointly or in concert with the Offeror.

     According to the management proxy circular dated August 29, 1997 of Dominion Textile, there is no other person holding more than 10% of the Common Shares of Dominion Textile other than the Ontario Teachers Pension Plan Board which held 6,177,700 Common Shares, representing approximately 15.0% of the Common Shares as of such date.

     According to the list of shareholders of Dominion Textile dated September 30, 1997, there is no person holding more than 10% of the First Preferred Shares of Dominion Textile other than Mr. Robert W. Smythe who held 215 First Preferred Shares as of September 30, 1997, representing approximately 58% of all First Preferred Shares currently outstanding.

8.   Trading in Securities of Dominion Textile

     No securities of Dominion Textile have been traded during the six month period preceding the date of the Offers by the Offeror, Polymer, ITG, by directors or officers of the Offeror, Polymer, or ITG or, to the knowledge of the Offeror, by any associate of any such directors or officers, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror, Polymer or ITG, or by any person or company acting jointly or in concert with the Offeror, except for the following purchases made by Polymer and ITG during such period:

                                            Number of Common
          Purchaser      Purchase Date      Shares Purchased    Price
          ---------    -----------------    ----------------    ------
           ITG         June 3, 1997              170,000        $ 6.60
           ITG         June 4, 1997               50,000          6.96
           ITG         June 5, 1997               20,000          7.22
           ITG         June 10, 1997              25,000          7.14
           ITG         June 11, 1997              10,000          7.28
           ITG         June 17, 1997             135,000          7.45
           ITG         June 19, 1997              10,000          7.58
           ITG         June 20, 1997           1,040,000          8.29

           Polymer     September 4, 1997       2,112,000          8.20
           Polymer     September 9, 1997          20,000         11.14

Beneficial ownership of all of the Common Shares held by Polymer and ITG was transferred to the Offeror prior to the making of the Offers.

9.   Commitments to Acquire Securities

     None of the Offeror, Polymer or ITG nor any of their respective directors and officers, nor to the knowledge of the Offeror, any associates of such directors and officers, any person holding more than 10% of any class of equity securities of the Offeror, Polymer or ITG or any person or company acting jointly or in concert with the Offeror, have entered into any commitments to acquire any securities of Dominion Textile. To the knowledge of the Offeror, neither Dominion Textile, nor any of its directors and officers, nor any associates of such directors and officers or any person holding more than 10% of any class of equity securities of Dominion Textile have entered into any commitments to acquire any securities of Dominion Textile.

10.  Source of Funds

     The Offeror estimates that if it acquires all of the Common Shares (on a fully diluted basis) and all of the First Preferred Shares pursuant to the Offers, other than the Shares owned by the Offeror, the total amount of cash required to purchase such Shares, to provide working capital for Dominion Textile and to pay related fees and expenses is expected to be approximately U.S.$475 million. The Offeror has made the following arrangements to fund this amount.

     Advances

     Polymer, ZB Holdings Inc. ("ZBH"), a corporation associated with Mr. Jerry Zucker and Mr. James G. Boyd, and GLI have agreed to advance to the Offeror an aggregate of U.S.$220 million by means of unsecured subordinated loans. Polymer has existing funds available to satisfy its portion of this commitment. ZBH and GLI have each entered into a commitment letter with third party financial institutions under which those financial institutions have agreed to provide and make funds available to such parties to enable them to satisfy their respective portions of this commitment. Such advances are collectively referred to as the "Advances". The terms of each such Advance must be satisfactory to the Lenders (as defined below), but shall provide in any event that the Advances be subordinated to the Facilities (as defined below), that interest under the Advances be capitalized for as long as loans under the Facilities are outstanding, that no Advance shall mature earlier than 30 days after the maturity of the Tender Facility (as defined below) and that each Advance be automatically extended to a date 30 days after the maturity of the Additional Facility (as defined below) in the event such facility is drawn down.

     Tender Facility

     The Offeror has entered into a commitment letter (the "Commitment Letter") with The Chase Manhattan Bank ("Chase") and First Union National Bank ("First Union", and together with Chase, the "Initial Lenders") under which the Initial Lenders have agreed to provide and make available to the Offeror up to U.S.$255 million (the "Tender Facility") of which a portion is to be used to provide working capital to Dominion Textile following the acquisition of all of the outstanding Common Shares. The Initial Lenders are entitled to syndicate the Tender Facility to other financial institutions (the Initial Lenders and such financial institutions are hereinafter referred to as the "Lenders"). The Offeror has agreed to pay the Initial Lenders customary fees for arranging and providing the Facilities.

     The Tender Facility is repayable upon the earlier of (i) the Offeror and Dominion Textile being amalgamated, and (ii) 180 days after the date of first drawdown under the Tender Facility. At the option of the Offeror, interest on the Tender Facility is payable at the Base Rate of Chase plus 1.0% or at a rate equal to the London Interbank Offered Rate ("LIBOR") plus 2.25%. For purposes of the foregoing, the "Base Rate" is the higher of the Federal Funds Rate published by the Federal Reserve Bank of New York plus 1/2 of 1%, or the prime commercial lending rate of Chase as announced from time to time. Interest margins are increased by 2% on any amounts not paid when due.

     All or any portion of the loans under the Tender Facility ("Tender Loans") may be repaid at any time and outstanding Tender Loans are required to be prepaid (to the extent of the net cash proceeds received) from any asset sales of the Offeror and its subsidiaries including from the Purchase Agreement Transaction.

     The Tender Facility is to be secured by a first priority security interest in all of the Offeror's present and future assets (including the Shares and all intercompany loans made by the Offeror to Dominion Textile from the Tender Facility).

     The obligations of the Initial Lenders under the Commitment Letter are subject to (i) there not occurring or becoming known any material adverse condition or material adverse change in or affecting the business, operations, property, financial condition, or prospects of the Offeror, and the Initial Lenders not becoming aware, after the date of the Commitment Letter, of any information or other matter affecting the Offeror or the transactions contemplated thereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to them prior to the date of the Commitment Letter, and (ii) there not having occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which adversely affects, or may adversely affect, the financial markets in Canada or the United States generally.

     The availability of the Tender Facility is also subject to the satisfaction of customary conditions and to (i) the making of the Advances on terms satisfactory to the Initial Lenders, (ii) satisfaction of the Initial Lenders as to all determinations made by the Offeror with respect to the conditions set forth in Section 4 of the Offers, "Conditions of the Offers", and (iii) the Purchase Agreement not having been terminated. In addition, the Tender Facility is or will be subject to representations and warranties, covenants and events of default as are customary in documentation of this kind.

     Additional Facility

     The Initial Lenders have agreed to provide the Offeror up to U.S.$585 million (the "Additional Facility", and together with the Tender Facility, the "Facilities") in order to refinance the Tender Facility, and, if necessary, to refinance (or economically defease) the Notes and other indebtedness of Dominion Textile and its subsidiaries, to pay related fees and expenses and to provide ongoing working capital for Dominion Textile. It is anticipated that such refinancing would occur, and the Additional Facility would be available, concurrently with any amalgamation of the Offeror and Dominion Textile following the acquisition by the Offeror of all the outstanding Common Shares. The Additional Facility would mature on the earlier of (i) 180 days after the Offeror and Dominion Textile amalgamate, and (ii) 364 days after the date of first drawdown under the Tender Facility.

     Each of GLI and Polymer have also entered into commitment letters with third party financial institutions to provide the funds necessary, when combined with existing sources, to complete the Purchase Agreement Transaction.

11.  Price Range and Trading Volume of Shares

     The Common Shares are listed and posted for trading on the TSE and the ME. The volume of trading and the price ranges of the Common Shares of Dominion Textile on the TSE and ME (as reported by the TSE and ME, respectively) are set forth in the following table for the periods indicated:

                                 TSE                            ME
                     ---------------------------    ---------------------------
                       High     Low     Volume        High     Low     Volume
                     -------  -------  ---------    -------  -------  ---------
1996
  March............  $ 7.125  $ 6.625    428,300    $ 7.000  $ 6.750  1,334,300
  April............    7.450    6.375    233,900      7.400    6.375    603,900
  May..............    7.350    6.750    881,500      7.300    6.750    231,600
  June.............    7.300    6.600  2,402,500      7.300    6.600    145,600
  July.............    7.700    7.250    642,300      7.650    7.250    638,600
  August...........    7.750    7.250    303,400      7.750    7.250    777,900
  September........    7.500    7.200    172,000      7.500    7.250    371,100
  October..........    7.950    7.250    304,600      7.900    7.250    291,500
  November.........    8.150    7.700    482,600      8.150    7.750    987,400
  December.........    8.250    6.500  1,052,200      8.200    6.500    648,900


1997
  January..........    7.000    6.400    404,500      7.000    6.400    777,000
  February.........    7.000    6.350    763,600      6.950    6.350    131,400
  March............    6.700    6.100    369,200      6.750    6.150    217,400
  April............    6.400    5.000    387,800      6.400    5.000     73,200
  May..............    6.350    5.600    299,300      6.250    5.500    280,700
  June.............    8.200    6.100  1,566,300      8.150    6.150    737,700
  July.............    8.450    7.500    366,900      8.400    7.500    169,800
  August...........    8.100    7.000    784,200      8.250    6.900    151,700
  September........   12.250    7.250  1,543,118     12.250    7.200  3,857,277
  October..........   13.000   11.900  2,065,527     12.750   11.950    473,421

     The closing price of the Common Shares on October 24, 1997, the last day on which the Common Shares traded prior to the announcement of the Offers, was $12.25 per share on each of the TSE and the ME. The closing price of the Common Shares on September 3, 1997, the last day on which the Common Shares traded prior to the announcement by Polymer on September 4, 1997 that it, and certain persons treated as acting jointly or in concert with Polymer, had acquired approximately 14.5% of the outstanding Common Shares, was $8.00 per share on the TSE and $7.85 per share on the ME.

     To the knowledge of the Offeror, the First Preferred Shares are not listed on any stock exchange but are quoted on the over-the-counter trade reporting and quotation system maintained by The Canadian Dealing Network Inc. ("CDN"). There was no trading of the First Preferred Shares reported on CDN in respect of the six-month period preceding the date of this Offer.

12.  Effect of the Offers on Market and Listings

     The purchase of Common Shares by the Offeror pursuant to the Common Share Offer will reduce the number of Common Shares which might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Common Shares purchased under the Common Share Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of Common Shares under the Common Share Offer, it may be possible for Dominion Textile to take steps to cease to be subject to applicable public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of security holders.

     The rules and regulations of the TSE and the ME establish certain criteria which, if not met, could lead to the delisting of the Common Shares from such exchanges. Among such criteria are the number of Shareholders and the number and aggregate market value of Common Shares publicly held. Depending on the number of Common Shares purchased pursuant to the Common Share Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on such exchanges. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. It is the intention of the Offeror to apply to delist the Common Shares from each such exchange as soon as practicable after completion of the Common Share Offer or after a Compulsory Acquisition or Subsequent Acquisition Transaction, if any.

     To the knowledge of the Offeror, there is currently no active trading market in the First Preferred Shares. Accordingly, the purchase by the Offeror of the First Preferred Shares pursuant to the Preferred Share Offer is not likely to adversely affect the liquidity of the First Preferred Shares.

13.  Acquisition of Shares Not Deposited Under the Offers

     Compulsory Acquisition

     If within 120 days after the date hereof, (i) the Common Share Offer has been accepted by holders of not less than 90% of the Common Shares (on a fully diluted basis), other than Common Shares held on the date of the Common Share Offer by or on behalf of the Offeror or its affiliates and associates (as those terms are defined in the CBCA) or (ii) the Preferred Share Offer has been accepted by holders of not less than 90% of the First Preferred Shares, other than First Preferred Shares held on the date of the Preferred Share Offer by or on behalf of the Offeror or its affiliates and associates (as those terms are defined in the CBCA) and the Offeror acquires such deposited Common Shares or First Preferred Shares, as the case may be, the Offeror intends to acquire the remainder of the Common Shares or First Preferred Shares, as the case may be, on the same terms as such shares were acquired under the relevant Offer pursuant to the provisions of Section 206 of the CBCA (a "Compulsory Acquisition").

     To exercise such statutory right, the Offeror must give notice (the "Offeror's Notice") to each holder of Common Shares or First Preferred Shares, as the case may be, who did not accept the relevant Offer (and to each person who subsequently acquires any such Common Shares or First Preferred Shares, as the case may be) (in each case a "Dissenting Offeree") and to the Director under the CBCA of such proposed acquisition on or before the earlier of 60 days from the Expiry Time of the relevant Offer and 180 days from the date of such Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Dominion Textile the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the relevant Offer, to be held in trust for the Dissenting Offerees. In accordance with
Section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the applicable securities held by such Dissenting Offeree to Dominion Textile, and may elect either to transfer such shares to the Offeror on the terms of the relevant Offer or to demand payment of the fair value of such shares held by such holder by so notifying the Offeror. If a Dissenting Offeree has elected to demand payment of the fair value of such shares, the Offeror may apply to a court having jurisdiction to hear an application to fix the fair value of such shares of that Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it made the payment or transferred the consideration to Dominion Textile referred to above, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value. If no such application is made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such shares to the Offeror on the terms of the relevant Offer. Any judicial determination of the fair value of the shares could be more or less than the amount paid pursuant to the relevant Offer.

     The foregoing is a summary only. Reference is made to Section 206 of the CBCA for the text of the relevant provisions. Strict adherence to notice and timing provisions of section 206 of the CBCA may be required, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult their legal advisers.

     Subsequent Acquisition Transaction

     If the Offeror takes up and pays for Common Shares or First Preferred Shares, as the case may be, validly deposited under the relevant Offer and the statutory right of acquisition described above is not available, or if the Offeror elects not to proceed under such provisions, then the Offeror intends to cause a special meeting of Shareholders to be called to consider an amalgamation, a statutory arrangement or another transaction involving the Offeror or an affiliate of the Offeror and Dominion Textile for the purposes of enabling the Offeror to acquire all of the Common Shares or First Preferred Shares, as the case may be, not deposited under the relevant Offer (a "Subsequent Acquisition Transaction"). If, after taking up and paying for Common Shares under the Common Share Offer, the Offeror holds Common Shares equal to not less than 66 2/3% of the Common Shares and not less than 66 2/3% of the aggregate of the Common Shares and First Preferred Shares, it will have acquired sufficient Common Shares to approve, as a corporate law matter, the acquisition of all of the remaining Common Shares. If, in addition, after taking up and paying for the First Preferred Shares under the Preferred Share Offer, the Offeror holds not less than 66 2/3% of the First Preferred Shares, it will have acquired sufficient First Preferred Shares to approve, as a corporate law matter, the acquisition of the remaining First Preferred Shares. In any Subsequent Acquisition Transaction, the holders of Common Shares or First Preferred Shares, as the case may be, may have a right of dissent under the CBCA to be paid the fair value of their Common Shares or First Preferred Shares, as the case may be, with such fair value to be determined by a court (an "appraisal right").

     Each of the methods of acquiring the remaining outstanding Common Shares described above, other than a Compulsory Acquisition would be a "going private transaction" within the meaning of the regulations to the Securities Act (Ontario), Policy 9.1 and Policy Q-27 if such method would result in the interest of a holder of Common Shares (the "Affected Securities") being terminated without the consent of the holder and without the substitution therefor of an interest of equivalent value in a participating security of Dominion Textile, a successor to the business of Dominion Textile or a person who controls Dominion Textile or, in the case of Policy 9.1 and Policy Q-27, a person who controls a successor to the business of Dominion Textile.

     Policy 9.1 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the Affected Securities (and any non-cash consideration being offered therefor) and provide to the holders of the Affected Securities a summary of such valuation. The Offeror intends to seek waivers pursuant to Policy 9.1 and Policy Q-27 exempting it from the requirement to prepare a valuation in connection with any going private transaction proposed by the Offeror.

     Policy 9.1 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority, or in certain circumstances of 66 2/3%, of the votes cast by "minority" holders of the Affected Securities be obtained. Policy 9.1 and Policy Q-27 contain similar minority approval requirements for related party transactions. In relation to the Offers and any related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and QSC, all holders of Shares other than the Offeror, Polymer, ITG, Jerry Zucker and GLI, the respective directors and senior officers of the Offeror, Polymer and ITG, any of their respective affiliates or any person which beneficially owns or exercises control or direction over 10% or more of the outstanding voting rights of any of Polymer or ITG. Policy 9.1 and Policy Q-27 also provide that the Offeror may treat Shares acquired pursuant to the Offers as "minority" shares and to vote them, or to consider them voted, in favour of such related party or going private transaction if the consideration per security in the related party or going private transaction is at least equal in value to the consideration paid under the relevant Offer. The Offeror intends that the consideration offered under any subsequent related party or going private transaction proposed by it would be identical to the consideration offered under the Offers.

     In addition, under Policy 9.1 and Policy Q-27, if, following the Offers, the Offeror and its affiliates are the registered holders of 90% or more of the Common Shares or the First Preferred Shares, as the case may be, at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or a substantially equivalent right is made available to the minority shareholders.

     See Section 22 of the Circular, "Canadian Federal Income Tax
Considerations" for a discussion of the tax consequences to Shareholders of a going private transaction that is an amalgamation involving Dominion Textile.

     In September, 1994, the Director appointed under the CBCA released a policy on "going private transactions" stating, among other things, that the Director is of the opinion that going private transactions arc permitted under the CBCA provided the transaction is not oppressive or unfairly prejudicial to, or unfairly disregards the interests of, a person whose interest in a participating security is being terminated without his or her consent. In determining whether a "going private transaction" is fair, the policy states that compliance with the requirements set forth in Policy 9.1 or Policy Q-27 will usually be viewed by the Director as sufficient.

     Any Subsequent Acquisition Transaction carried out by the Offeror will likely be by way of an amalgamation or a statutory arrangement pursuant to which the Offeror would acquire all Shares not tendered to the Offers. It is also possible that the transactions referred to under Section 4 of the Circular, "Purpose of the Offers and the Offeror's Plans for Dominion Textile" and Section 5 of the Circular, "Purchase Agreement" may be carried out as part of any such amalgamation or arrangement.

     In the event that the Offeror takes up and pays for Common Shares under the Common Share Offer and acquires all of the outstanding Common Shares but fails to acquire sufficient First Preferred Shares in order to ensure that the Offeror can carry out a Subsequent Acquisition Transaction with respect to the First Preferred Shares, the Offeror may either leave the balance of the First Preferred Shares outstanding or take other actions which may be available to it in order to acquire or cancel the First Preferred Shares.

     Judicial Developments

     Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiry of either Offer. Prior to the adoption of Policy 9.1 and Policy Q-27, Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private amalgamations. The current trend both in legislation and in the American jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders.

     Shareholders should consult their legal advisors for a determination of their legal rights with respect to a "going private transaction".

14.  Regulatory Matters

     Competition Act (Canada)

     The merger provisions of the Competition Act (Canada) permit the Director of Investigation and Research appointed under the Competition Act (Canada) (the "Director") to apply to the Competition Tribunal (the "Tribunal") to seek relief in respect of merger transactions (including share acquisitions) which are likely to prevent or lessen competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed merger transaction, prohibiting completion of the transaction. Proceedings under the merger provisions of the Competition Act (Canada) may be instituted by the Director for a period of three years after a merger transaction has been substantially completed.

    The Competition Act (Canada) also requires the parties to certain proposed merger transactions which exceed specified size thresholds to provide the Director with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of a prescribed "waiting period" prior to completing the transaction. Alternatively, the Competition Act (Canada) permits parties to proposed merger transactions to apply to the Director for an advance ruling certificate which may be issued by the Director if he is satisfied he would not have sufficient grounds on which to apply in respect of the transaction to the Tribunal for an order under the merger provisions of the Competition Act (Canada).

     The Offeror intends to apply to the Director for an advance ruling certificate and concurrently submit a short-form premerger notification in respect of the Offers.

     Based upon an examination of publicly available information relating to the business of Dominion Textile, the Offeror believes that the completion of the Offers will not give rise to substantive competition law concerns in Canada.

     Investment Canada Act (Canada)

     Under the Investment Canada Act (Canada) the acquisition by a non-Canadian of control of a Canadian business which exceeds certain size thresholds is reviewable and subject to approval by the Minister of Industry (the "Minister"). Such approval is to be granted where the Minister is satisfied that the acquisition is likely to be of net benefit to Canada. The Offeror intends to file an application under the Investment Canada Act (Canada) seeking the approval of the Minister for the acquisition. The Offeror will not take up and pay for Shares unless it has first received the approval of the Minister for the acquisition of control. The Minister has 45 days from the date of receipt by Investment Canada of a completed application to decide whether the investment is likely to be of net benefit to Canada, This 45 day period may be extended for a further 30 days or such longer period as is agreed upon between the applicant and the Minister. If no notice is sent to the applicant within the 45 day (or longer) period, the investment is deemed to be approved.

     Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

     Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations that have been promulgated thereunder by the FTC (collectively, the "HSR Act"), certain transactions may not be consummated until certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. Polymer has made the necessary filings under the HSR Act to acquire all of the outstanding Shares and the Nonwovens Business and the applicable waiting period has expired. No other filings are required to be made with respect to the acquisition of Shares by the Offeror or the Nonwovens Business by Polymer under the HSR Act.

     The Purchase Agreement Transaction may be subject to such requirements and GLI intends to promptly file a Premerger Notification and Report Form with the Antitrust Division and the FTC in connection with the Purchase Agreement Transaction (the "HSR Filing"),

     Under the applicable provisions of the HSR Act, the Purchase Agreement Transaction may not be consummated until the expiration or early termination by the FTC and the Antitrust Division of a 30 calendar day waiting period following the HSR Filing by GLI. GLI will request early termination of this waiting period; however, there can be no assurance that the 30-day waiting period will be terminated early. If, within the 30-day waiting period, either the Antitrust Division or the FTC issues a request for additional information or documentary materials (a "Second Request"), the waiting period will be extended for an additional period of 15 calendar-days following the date of substantial compliance by GLI with such Second Request.

     If the Purchase Agreement Transaction is delayed by the issuance of a Second Request, the Offers may be extended. In any event, the Purchase Agreement Transaction must be deferred until 15 days after GLI substantially complies with such Second Request or until the additional waiting period is earlier terminated by the FTC and the Antitrust Division. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act and, thereafter, the waiting period can be extended only by court order. Under the terms of the HSR Act, GLI may not consummate the Purchase Agreement Transaction unless and until the filing and waiting period requirements of the HSR Act applicable to the Purchase Agreement Transaction have been satisfied.

     Valuation Requirements

     Because the Offeror and persons acting jointly or in concert with the Offeror own more than 10% of the outstanding Common Shares of Dominion Textile, the Offers are technically "insider bids" for purposes of securities legislation. Pursuant to the Securities Acts of each of Ontario, Quebec, Alberta, British Columbia, Manitoba, Saskatchewan, Newfoundland and Nova Scotia, a take-over bid circular in connection with an insider bid or where a subsequent going private transaction is contemplated is generally required to contain a summary of a formal valuation of the target and an outline of certain prior valuations. In Ontario, an exemption from the valuation requirement is contained in Policy 9.1 and related Rule 61-5B and may be relied upon if the Offeror certifies that it has no knowledge of any material non-public information and has not had access to the target sufficient to provide the Offeror with an informational advantage over other securityholders. Neither the Offeror nor any person acting jointly or in concert with the Offeror has any such knowledge with respect to Dominion Textile or has had any such access to Dominion Textile. Accordingly, in Ontario, the Offeror is relying upon the exemption available in such circumstances. The Offeror has applied for waivers of the valuation requirement in each of the other provinces where a valuation would be otherwise required.

15.   Material Changes and Other Information

     The Offeror has no knowledge of any matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject either Offer.

16.   Agreements, Arrangements or Understandings

     There are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or officers of Dominion Textile and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office following the completion of the Offers.

     There are no agreements, arrangements or understandings, formal or informal, between the Offeror, Polymer or ITG and any security holder of Dominion Textile with respect to the Offer or between the Offeror, Polymer or ITG or any person or company with respect to any securities of Dominion Textile in relation to the Offers.

     Mr. Jerry Zucker has advised the Offeror that he currently intends to accept the Common Share Offer. See Section 23 of the Circular, "Acceptance of the Offers".

17. Previous Distributions

     Based on publicly available information, the Offeror believes that the only distributions of Common Shares effected during the previous five completed fiscal years of Dominion Textile were as follows:

                                                    Number of Common Shares Issued/Amount Added to Stated Capital (in millions of $)
                                                ------------------------------------------------------------------------------------
                                                                                      Dividend
Fiscal                                          Employee Share    Executive Stock     Reinvest.     Other Common
Year                                             Purchase Plan     Option Plan          Plan        Shares Issues        Totals
------                                          --------------    ---------------   -----------    --------------    ---------------
1997.........................................         6,134/0            400/0      109,083/0.8               0/0        115,617/0.8
1996.........................................      11,744/0.1          7,600/0      253,958/2.0       178,450/1.6        451,752/3.7
1995.........................................       8,922/0.1       21,400/0.1      151,249/1.2       254,210/1.6        435,781/3.0
1994.........................................      11,935/0.1       10,600/0.1              0/0       151,371/1.6        173,906/1.7
1993.........................................      16,251/0.1       9,600/0.07              0/0    6,249,609/55.6    6,275,460/55.77


     Based on publicly available information, the Offeror believes that there has not been any distribution of First Preferred Shares during the previous five completed fiscal years of Dominion Textile.

18.  Dividend Record of Dominion Textile

     Based on publicly available information, the Offeror believes that during the two years preceding the date hereof, Dominion Textile has paid the following dividends on a per share basis:


                                                             Second            Second
Payment                 Common           First          Preferred Shares  Preferred Shares
Date                    Shares      Preferred Shares        Series D          Series E
-------                 ------      ----------------    ----------------  ----------------
January 13, 1995.......  $0.05/1/         $1.75                   -                  -
March 31, 1995.........     -                -                0.4469             0.4469
April 14, 1995.........  $0.05            $1.75                   -                  -
June 30, 1995..........     -                -                0.4519             0.4519
July 14, 1995..........  $0.05            $1.75                   -                  -
October 13, 1995.......  $0.05            $1.75               0.4568             0.4568
December 31, 1995......     -                -                0.4569             0.4569
January 12, 1996.......  $0.05            $1.75                   -                  -
March 31, 1996.........     -                -                0.4507             0.4507
April 11, 1996.........  $0.05            $1.75                   -                  -
June 30, 1996..........     -                -                0.4506             0.4506
July 11, 1996..........  $0.05            $1.75                   -                  -
September 30, 1996.....     -                -                0.4556             0.4556
October 14, 1996.......  $0.05            $1.75                   -                  -
January 9, 1997........  $0.05            $1.75                   -                  -
March 3, 1997..........     -                -                0.4469             0.4469
April 11, 1997.........  $0.05            $1.75                   -                  -
July 11, 1997..........  $0.05               -                    -                  -
October 13, 1997.......  $0.05               -                    -                  -


/1/ Prior to this date the dividend payable on the Common Shares had been suspended since January 1991.

     In addition to the foregoing, Dominion Textile's 1995 annual report indicates that a dividend payment of $0.17 million was paid in fiscal 1995 in connection with the Second Preferred Shares, Series C.

19.  Depositary

     The Offeror has engaged the Depositary for the receipt of certificates in respect of Shares and related Letters of Transmittal and Notice of Guaranteed Delivery deposited under the Offers and for the payment for Shares purchased by the Offeror pursuant to the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

20.  Dealer Managers and Soliciting Dealer Group

     The Offeror has engaged the services of CIBC Wood Gundy Securities Inc. as Canadian Dealer Manager to solicit acceptances of the Offers in Canada. Chase Securities Inc. has been engaged by the Offeror as U.S. Dealer Manager to provide information services in the United States in connection with the Offers. The Canadian Dealer Manager has undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit acceptances of the Offers in Canada. Each member of the soliciting dealer group, including the Canadian Dealer Manager, is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Common Shares a fee of $0.06 for each such Common Share deposited and taken up by the Offeror under the Common Share Offer in Canada. In the absence of a specification of a Soliciting Dealer in the Letter of Transmittal, no fee will be paid to any member of the soliciting dealer group. The aggregate amount payable to a Soliciting Dealer with respect to any single depositing Shareholder will be not less than $75.00 nor more than $1,500.00. Where Shares deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the

Soliciting Dealers to furnish evidence of such beneficial ownership satisfactory to the Offeror before payment of such fee.

     The Dealer Managers will be reimbursed by the Offeror for their reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws.

     No fee or commission will be payable by any Shareholder who transmits his, her or its Shares directly to the Depositary or who makes use of the facilities of a Soliciting Dealer to accept an Offer. Shareholders should contact the Depositary, the Dealer Managers or a broker or dealer for assistance in accepting an Offer and in depositing Shares with the Depositary.

     The Dealer Managers are also providing advisory services to the Offeror in conjunction with the Offers.

21. Rights Plan

     Effect of Shareholder Rights Plan on the Common Share Offer

     The Common Share Offer is being made on the condition, among others, that the board of directors of Dominion Textile has redeemed the Rights or waived the application to the Common Share Offer of the Rights Plan or that the Offeror is otherwise satisfied that the Rights Plan does not affect the Common Share Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See
Section 4(c) of the Offers, "Conditions of the Offers". Under the terms of the Rights Plan, if the Offeror were to take up and pay for Common Shares under the Common Share Offer without this condition being satisfied, the Offeror would suffer significant dilution as a result of the operation of the Rights Plan. The Offeror has requested that the Board of Directors of Dominion Textile delay the Separation Time (as that term is defined below) which will otherwise occur as a result of the public announcement of the Common Share Offer, and that the board redeem the Rights. The Offeror believes that the Common Share Offer is in the best interests of Shareholders and that they should be free to make their own investment decisions whether or not to accept the Common Share Offer without hindrance. If the board of directors of Dominion Textile does not redeem the Rights, the Offeror intends to take legal action that may include application to the relevant securities regulatory authorities to obtain orders to cease trade the Rights and permitting the Offeror to take up and pay for the Common Shares deposited under the Common Share Offer. Shareholders are encouraged to deposit Common Shares to the Common Share Offer on or prior to 4:00 p.m. (Toronto time) on November 20, 1997, since the number of Common Shares so deposited is a relevant consideration of securities regulatory authorities in deciding whether to issue such orders.

     On August 9, 1989, the board of directors of Dominion Textile approved and entered into a rights agreement (the "Rights Plan") with The Royal Trust Company (now CIBC Mellon Trust Company) as rights agent. The Rights Plan was ratified by shareholders at Dominion Textile's annual shareholders' meeting held on October 25, 1989.

     The Rights Plan provides each registered holder of Common Shares the right (a "Right") to purchase from Dominion Textile one Common Share, at a price of $60 per Common Share (or its U.S. dollar equivalent), subject to adjustment (the "Exercise Price").

     Summary of Rights Plan

     Until the earlier to occur of (a) the first date on which a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares (a "Flip-In Event"), the date of which public announcement being called the "Stock Acquisition Date", or (b) ten (10) days following the commencement of, or the first public announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding Common Shares (the earlier of such events referred to in subparagraphs (a) and (b) being called the "Separation Time"), the Rights are evidenced by Common Share certificates.

     The Rights are not exercisable until the Separation Time. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the Common Shares and as soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to the holders of record of the Common Shares as of the close of business on the Separation Time and such separate Rights Certificates alone will evidence the Rights.

     If the directors of Dominion Textile do not exercise their discretion to delay the Separation Time, the Separation Time will occur as a result of the announcement of the Common Share Offer. The directors of Dominion Textile have the discretion, through an amendment to the Rights Plan, to delay the Separation Time. Pursuant to a letter dated October 27, 1997, the Offeror has requested that the directors exercise this discretion and delay the Separation Time.

     The Rights Plan provides that upon any person becoming an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive, upon exercise thereof, that number of Common Shares having an aggregate Market Price (as defined below) on the date of such Flip-In Event equal to Twice the Exercise Price for an amount in cash equal to the Exercise Price, subject to adjustment. "Market Price" on any date means the average of the daily closing prices per share on each of the 20 consecutive trading days through and including the trading day immediately preceding such date, subject to adjustment in certain circumstances.

     The Rights Plan permits an Acquiror of Common Shares to avoid the dilutive elements of the Rights Plan if they undertake a "Permitted Bid", as defined in the Rights Plan. The concept of a Permitted Bid is very restrictive in that, among other matters, it would prohibit a person beneficially owning more than 5% of the outstanding Common Shares from making a take-over bid and would require that before Common Shares are taken up and paid for under the take-over bid a resolution is passed approving the take-over bid at a special meeting of Shareholders by a majority of not less than 51% of the votes cast at the special meeting. The Common Share Offer does not constitute a Permitted Bid.

     Prior to the occurrence of a Flip-In Event, the Board of Directors of Dominion Textile may redeem the rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). The redemption of the Rights may be effective at such time on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     With certain exceptions, the terms of the Rights may be amended by the Board of Directors of Dominion Textile without the consent of the holders of the Rights at any time prior to the Stock Acquisition Date. Thereafter, the Rights may be amended with the consent of the holders of the Rights, or without such consent if to make such changes would not materially adversely affect the interests of the holders of the Rights.

22.   Canadian Federal Income Tax Considerations

     In the opinion of Tory Tory DesLauriers & Binnington, counsel to the Offeror, the following summary fairly presents the principal considerations under the Tax Act generally applicable to Shareholders who dispose of their Shares pursuant to an Offer or pursuant to certain transactions described in
Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers". The summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current published administrative policies of Revenue Canada. Except for the Proposed Amendments, the summary does not take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries other than Canada or any relevant provincial or territorial tax legislation. The summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder.

Residents of Canada

     The following summary is applicable to Shareholders who, for the purposes of the Tax Act, are resident in Canada, who hold their Shares as capital property and who deal at arm's length with the Offeror and Dominion Textile (a "Holder"). Shares held by certain "financial institutions" (as defined in the Tax Act) will generally not be held as capital property by such holders and will be subject to special "mark-to-market" rules.

The Offers

     A Holder whose Shares are taken up and paid for under an Offer will realize a capital gain (or capital loss) to the extent that the amount of cash received for the Holder's Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Shares to the Holder. In the case of a Holder that is a corporation, any such capital loss may in certain circumstances be reduced by the amount of any dividends which have been previously received on the Shares. Analogous rules may apply in respect of a partnership or trust that owns Shares.

     Generally, three-quarters of any such capital gain will be included as a taxable capital gain in computing the Holder's income for tax purposes and three-quarters of any such capital loss may be deducted from the Holder's taxable capital gains in accordance with the rules contained in the Tax Act. Taxable capital gains of a Canadian-controlled private corporation may be subject to an additional refundable tax at a rate of 6 2/3%.

Compulsory Acquisition

     A Holder whose Shares arc acquired by the Offeror pursuant to the compulsory acquisition provisions of section 206 of the CBCA will be subject to the same tax consequences as would be applicable if the Holder disposed of Shares pursuant to an Offer.

Subsequent Acquisition Transaction

     If the Offeror effects a Subsequent Acquisition Transaction, the Offeror may propose an amalgamation involving Dominion Textile pursuant to which Holders who do not tender their Shares under an Offer will have their Shares exchanged for redeemable preference shares ("Preference Shares") of the amalgamated corporation, such Preference Shares to be redeemed forthwith for cash. A Holder will realize no capital gain or capital loss as a result of such exchange, and the aggregate cost to the Holder of the Preference Shares received on the exchange will be equal to the aggregate adjusted cost base to the Holder of the Shares so exchanged.

     Upon the redemption of Preference Shares, the Holder thereof will be deemed to have received a taxable dividend equal to the amount by which the redemption price of the Preference Shares exceeds the paid-up capital of those shares. In the case of a Holder who is an individual, any such dividend will be included in computing the Holder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Such a dividend received by a corporate Holder will be included in computing the corporation's income and will generally be deductible in computing the corporation's taxable income. A private corporation and certain other corporations controlled by or for the benefit of an individual or a related group of individuals will be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act in respect of such dividend. In the case of a corporate Holder, it is possible that, in certain circumstances, some or all of the amount of any such dividend may be treated as proceeds of disposition for the purpose of computing capital gains and not as a dividend.

     Such a Holder will also be regarded as having disposed of such Preference Shares on the redemption and will realize a capital gain (or capital loss) per share to the extent that the paid-up capital per share plus any amount treated as proceeds of disposition exceeds (or is less than) the adjusted cost base thereof to the Holder. The treatment of any such capital gain (or capital loss) will generally be the same as described above.

     As discussed in Section 13 of the Circular, "Acquisition of Shares Not Deposited Under the Offers", a Holder who dissents with respect to such an amalgamation is entitled to receive the fair value of his or her Shares as determined by a court. Under the current published administrative practice of Revenue Canada, such payments (other than interest awarded by a court) would be treated as proceeds of disposition giving rise to a capital gain or capital loss. The calculation and tax treatment of any such capital gain or capital loss would be the same as described in this Section 22.

     As an alternative to the amalgamation discussed above, the Offeror may propose a statutory arrangement, consolidation, reclassification, continuance or other transaction, the tax consequences of which may differ from those arising on the sale of Shares under an Offer or an amalgamation involving Dominion Textile. No opinion is expressed herein as to the tax consequences of any such transaction to a Holder.

Non-Residents of Canada

     The following summary is applicable to Shareholders who, for the purposes of the Tax Act, are neither resident nor deemed to be resident in Canada, deal at arm's length with the Offeror and Dominion Textile, hold their Shares as capital property, do not use or hold and are not deemed to use or hold their Shares in carrying on a business in Canada and whose Common Shares do not otherwise constitute "taxable Canadian property" as defined in the Tax Act (a "Non-Resident Holder"). Common Shares will generally not constitute taxable Canadian property to a Non-Resident Holder unless, at any time during the five-year period immediately preceding the disposition of the Common Shares, not less than 25% of the issued shares of any class or series of a class of capital stock of Dominion Textile were owned or deemed under the Tax Act to be owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length, or by any combination thereof.

     No tax will be payable on any capital gain realized by a Non-Resident Holder whose Common Shares are taken up and paid for under an Offer or are acquired by the Offeror pursuant to the compulsory acquisition provisions of section 206 of the CBCA.

     Under the Proposed Amendments, First Preferred Shares will be taxable Canadian property of a Non Resident Holder and a Non-Resident Holder may be subject to Canadian tax in respect of any capital gain realized on a disposition thereof, subject to the terms of any applicable bilateral tax treaty. A Shareholder whose First Preferred Shares are acquired by the Offeror will be required either to represent and warrant that the Shareholder is a resident of Canada or to produce an appropriate certificate from Revenue Canada pursuant to section 116 of the Tax Act, failing which the Offeror will withhold 33 1/3% of the purchase price on account of any Canadian tax liability of the Shareholder.

     In the event the Offeror effects an amalgamation involving Dominion Textile as described in this Section 22 above under "Subsequent Acquisition Transaction", Non-Resident Holders who do not tender their Shares under an Offer will have their Shares exchanged for Preference Shares of the amalgamated corporation, such Preference Shares to be redeemed forthwith for cash. No tax will be payable by a Non-Resident Holder as a result of the amalgamation except as described below. Upon the redemption of a Preference Share, the holder thereof will be deemed to have received a taxable dividend equal to the amount by which the redemption price of the Preference Shares exceeds their paid-up capital and such dividend will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable bilateral tax treaty. The redemption may also give rise to a capital gain which, subject to the terms of an applicable bilateral tax treaty, may be subject to Canadian tax if the Preference Shares so redeemed are taxable Canadian property of the Holder. Preference Shares received in exchange for First Preferred Shares of a Non-Resident Holder will be taxable Canadian property of that Holder under the Proposed Amendments. A holder of Preference Shares received in exchange for First Preferred Shares will be required either to represent and warrant that the holder is a resident of Canada or to produce an appropriate certificate from Revenue Canada pursuant to section 116 of the Tax Act, failing which the Offeror will withhold a portion of the redemption price on account of any Canadian tax liability of the holder.

     Under the current administrative practice of Revenue Canada, the receipt by a Non-Resident Holder who dissents with respect to the amalgamation of a cash payment equal to the fair value of his or her Shares will be treated as proceeds of disposition of such Shares (except for any amount received as interest). No tax will be payable on any capital gain realized by a Non-Resident Holder in these circumstances. Any amount received as interest will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable bilateral tax treaty.

     The Canadian federal income tax consequences set forth above are for general information only. Shareholders are urged to consult their own tax advisors to determine the particular tax effects to them of the Offers.

23. Acceptance of the Offers

     The Offeror has been advised by Mr. Zucker that he currently intends to accept the Common Share Offer and to tender to such Offer all of the Common Shares owned by him. As disclosed in Section 7 of the Circular,

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

"Holding of Securities in Dominion Textile", the charitable foundation, of which Mr. Zucker is one of the three trustees, has indicated that it currently intends to tender the 265,000 Common Shares which it holds to the Common Share Offer. Except for the foregoing, the Offeror has no knowledge regarding whether any Shareholders will accept the Offers.

24. Statutory Rights

     Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

25. Consents

                         CONSENT OF COUNSEL

TO: The Directors of DT Acquisition Inc.

     We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offers dated October 29, 1997 made by DT Acquisition Inc. to the holders of Common Shares and of First Preferred Shares of Dominion Textile.


Dated: October 29, 1997              (Signed) TORY TORY DESLAURIERS & BINNINGTON

                           APPROVAL AND CERTIFICATE

     The contents of the Offers and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders of Dominion Textile has been authorized by, the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the Common Shares which are the subject of the Common Share Offer or the First Preferred Shares which are the subject of the Preferred Share Offer.

DATED: October 29, 1997


  (Signed) Jerry Zucker                      (Signed) James G. Boyd
 Chairman, President and                    Executive Vice-President,
 Chief Executive Officer        Chief Financial Officer, Treasurer and Secretary


                      On behalf of the Board of Directors



(Signed) Peter Bourgeois                    (Signed) Warren Turnbull

               The Depositary, Montreal Trust Company of Canada

                                    By Mail

                            Stock Transfer Services
                             151 Front Street West
                                   8th Floor
                               Toronto, Ontario
                                    M5J 2NI

                             Tel:  (800) 663-9097
                             Fax:  (416) 981-9000


                                    By Hand

                            Stock Transfer Services
                               Western Gas Tower
                             530 - 8th Avenue S.W
                               Calgary, Alberta
                                    T2P 3S8
                            Attn: Re-org Department

                             Tel:  (403) 267-6555
                             Fax:  (403) 266-1490

                            Stock Transfer Services
                             Place Montreal Trust
                           1800 McGill College Ave.
                               Montreal, Quebec
                                    H3A 3K9

                             Tel:  (514) 982-7555
                             Fax:  (514) 982-7347

                            Stock Transfer Services
                             151 Front Street West
                                   8th Floor
                               Toronto, Ontario
                                    M5J 2NI
                            Attn: Re-org Department

                             Tel:  (800) 639-0802
                             Fax:  (416) 981-9645

                            Stock Transfer Services
                                   4th Floor
                              510 Burrard Street
                                Vancouver, B.C.
                                    V6C 3B9
                            Attn: Re-org Department

                             Tel:  (888) 661-0222
                             Fax:  (604) 661-9480


    Office of CIBC Wood Gundy Securities Inc., the Dealer Manager In Canada

                                Toronto Office

                            BCE Place, RO.  Box 500
                                161 Bay Street
                               Toronto, Ontario
                                    M51 2S8

                             Tel:  (416) 594-7000
                             Fax:  (416) 594-7225

                                Montreal Office

                                  Suite 3050
                         600 ouest Boul de Maisonneuve
                               Montreal, Quebec
                                    H3A 3J2

                             Tel:  (514) 847-6300
                             Fax:  (514) 847-6480


   Office of Chase Securities Inc., the Dealer Manager In the United States

                                270 Park Avenue
                              New York, New York
                                     10017

                             Tel : (212) 270-4216
                              Fax: (212) 270-2131


   Any questions and requests for assistance may be directed by Shareholders to the Dealer Managers and the Depositary at their respective telephone numbers and locations set out above.

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